
Douglas
Emmett
Annual Report
2012

Dear Fellow Shareholders,

In 2012, we achieved excellent results fueled by the strong fundamentals of our markets' on-going recovery. Our office portfolio ended 2012 at 91.1% leased, and we gained a record 260,000 square feet of **positive absorption**. As available rental space has tightened, we have begun **increasing office rents** in most of our submarkets. In addition, our irreplaceable multifamily assets continued to perform exceptionally well, with strong rent growth and full occupancy. We run one of the most **efficient operating platforms** in our peer group, with our G&A and Capex among the lowest as a percentage of revenue. Overall, our Funds from Operations (adjusted for our terminated swaps) increased by 6.4%.



Entertainment, tourism, and foreign trade all had record years in Los Angeles during 2012, while healthcare and technology continue to thrive as strong demand drivers. These industries not only directly benefit us, but they also support the success of our legal, accounting and financial service tenants. Honolulu had a record year for tourism and we are seeing significant growth in the military and construction sectors. Honolulu unemployment has declined to nearly 4% and the work force size is already at pre-recession levels.

We ended the year with an **extremely strong balance sheet.** In recent periods, we have reduced our overall leverage by more than $400 million, exceeding our target of reducing our net leverage percentage to the mid 40s. We moved up our dividend again this year to its current annualized rate of $0.72 per share, an increase of 80% in less than two years. In addition, we still have **ample liquidity** for future growth from our cash on-hand, our growing positive cash flow, and our unencumbered properties.

Looking forward, we continue to believe in our disciplined business strategy honed over the last 40 years. Our markets are seeing **significant increasing tenant** demand, supported by some the United States' top industries, without meaningful new supply on the horizon. As rents increase across our markets, we will continue to enjoy the **competitive advantages** of the only truly integrated operating platform in our markets.

As I do every year, I promise that Ken, Bill, Ted, Dan, and I, along with the rest of the Douglas Emmett team, are committed to the high standards that have been the hallmark of Douglas Emmett for over 40 years.

Sincerely,

Jordan L. Kaplan
President & CEO

DOUGLAS EMMETT, INC.

TABLE OF CONTENTS

Forward Looking Statements.

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934 as amended (Exchange Act). You can find many (but not all) of these statements by looking for words such as "approximates," "believes," "expects," "anticipates," "estimates," "intends," "plans," "would," "may" or other similar expressions in this Report. We claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements presented in this Report, or those which we may make orally or in writing from time to time, are based on our beliefs and assumptions, as well as information currently available to us. Such statements are based on assumptions and the actual outcome will be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control or ability to predict. Although we believe that our assumptions are reasonable, they are not guarantees of future performance and some will inevitably prove to be incorrect. As a result, our actual future results can be expected to differ from our expectations, and those differences may be material. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on known results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include the following: adverse economic or real estate developments in Southern California and Honolulu; a general downturn in the economy, such as the recent global financial crisis; decreased rental rates or increased tenant incentive and vacancy rates; defaults on, early termination of, or non-renewal of leases by tenants; increased interest rates and operating costs; failure to generate sufficient cash flows to service our outstanding indebtedness; difficulties in raising capital for our unconsolidated institutional real estate funds; difficulties in identifying properties to acquire and completing acquisitions; failure to successfully operate acquired properties and operations; failure to maintain our status as a Real Estate Investment Trust (REIT) under the Internal Revenue Code of 1986, as amended (the Internal Revenue Code); possible adverse changes in rent control laws and regulations; environmental uncertainties; risks related to natural disasters; lack or insufficient amount of insurance; inability to successfully expand into new markets and submarkets; risks associated with property development; conflicts of interest with our officers; changes in real estate zoning laws and increases in real property tax rates; and the consequences of any future terrorist attacks.

This Report and all subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this Report.

Business Overview

Douglas Emmett, Inc. is a fully integrated, self-administered and self-managed Real Estate Investment Trust (REIT) and one of the largest owners and operators of high-quality office and multifamily properties located in premier submarkets in California and Hawaii. We focus on owning, acquiring and operating a substantial share of top-tier office properties and premier multifamily communities in neighborhoods that possess significant supply constraints, high-end executive housing and key lifestyle amenities. We intend to increase our market share in our existing submarkets of Los Angeles County and Honolulu, and may selectively enter into other submarkets with similar characteristics where we believe we can gain significant market share.

Through our interest in Douglas Emmett Properties, LP (our operating partnership) and its subsidiaries, including our investments in our unconsolidated institutional real estate funds (Funds), we own or partially own, manage, lease, acquire and develop real estate, consisting primarily of office and multifamily properties. At December 31, 2012, our consolidated portfolio of properties included 50 Class A office properties (including ancillary retail space) totaling approximately 12.9 million rentable square feet of space and 9 multifamily properties containing 2,868 apartment units, as well as the fee interests in 2 parcels of land subject to ground leases. We also manage and own equity interests in 2 unconsolidated institutional real estate funds, that at December 31, 2012, owned 8 additional Class A office properties totaling approximately 1.8 million square feet of space. We manage these 8 properties alongside our consolidated portfolio; therefore we present our office portfolio statistics on a total portfolio basis, with a combined 58 Class A office properties totaling approximately 14.7 million square feet. All of these properties are concentrated in 9 premier Los Angeles County submarkets – Brentwood, Olympic Corridor, Century City, Santa Monica, Beverly Hills, Westwood, Sherman Oaks/Encino, Warner Center/Woodland Hills and Burbank, as well as in Honolulu, Hawaii.

We employ a focused business strategy that we have developed and implemented over the last four decades:

- **Concentration of High Quality Office and Multifamily Assets in Premier Submarkets.** First, we select submarkets that are supply constrained, with high barriers to entry, key lifestyle amenities, proximity to high-end executive housing and a strong, diverse economic base. Virtually no entitled Class A office space is currently under construction in any of our targeted submarkets. Our submarkets are dominated by small, affluent tenants, whose rent is very small relative to their revenues and often not the paramount factor in their leasing decisions. In addition, our diverse base of office tenants operates in a variety of legal, medical, entertainment, technology, financial and other professional businesses, reducing our dependence on any one industry. In 2012, 2011 and 2010, no tenant provided more than 10% of our total rental revenue and tenant reimbursements.
- **Disciplined Strategy of Acquiring Substantial Market Share**. Once we select a submarket, we follow a disciplined strategy of gaining substantial market share to provide us with extensive local transactional market information, pricing power in lease and vendor negotiations and an enhanced ability to identify and negotiate investment opportunities. As a result, we average about 25% of the Class A office space in our targeted submarkets.
- **Proactive Asset and Property Management**. Finally, our fully integrated focused operating platform provides the unsurpassed tenant service demanded in our submarkets, with in-house leasing, proactive asset and property management and internal design and construction services. We believe this provides a key competitive advantage in managing our office portfolio, which at December 31, 2012 consisted of 2,388 office leases, with a median size of approximately 2,400 square feet, and our 2,868 apartment units. Our property management group oversees day-to-day property management of both our office and multifamily portfolios, allowing us to benefit from the operational efficiencies permitted by our submarket concentration. Our in-house leasing agents and legal specialists allow us to manage and lease a large property portfolio with a diverse group of smaller tenants, closing an average of approximately three office leases each business day. Finally, our in-house construction company allows us to compress the time required for building out many smaller spaces, so that we can reduce the resulting structural vacancy.

Available Information

We make available free of charge on our website at www.douglasemmett.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto, as soon as reasonably practicable after we file such reports with, or furnish them to, the Securities and Exchange Commission (SEC). None of the information on or hyperlinked from our website is incorporated into this Report.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Stock; Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "DEI". On December 31, 2012, the reported closing sale price per share of our common stock on the New York Stock Exchange was $23.30. The following table shows our dividends declared, and the high and low sales prices for our common stock as reported by the New York Stock Exchange for the periods indicated:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Dividend declared	$ 0.15	$ 0.15	$ 0.15	$ 0.18
Common Stock Price				
High	$ 22.83	$ 23.68	$ 24.48	$ 24.32
Low	$ 18.46	$ 21.10	$ 22.94	$ 21.71
2011				
Dividend declared	$ 0.10	$ 0.13	$ 0.13	$ 0.13
Common Stock Price				
High	$ 19.25	$ 21.05	$ 20.80	$ 19.70
Low	$ 16.86	$ 18.73	$ 15.54	$ 15.92

Holders of Record

We had 18 holders of record of our common stock on February 20, 2013. Certain of our shares are held in "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Dividend Policy

We typically pay dividends to common stockholders quarterly at the discretion of the Board of Directors. Dividend amounts depend on our available cash flows, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the Board of Directors deems relevant.

Sales of Unregistered Securities

None

Repurchases of Equity Securities

None

Performance Graph

The information below shall not be deemed to be "soliciting material" or to be "filed" with the U.S. Securities and Exchange Commission or subject to Regulation 14A or 14C, other than as provided in Item 201 of Regulation S-K , or to the liabilities of Section 18 of the Exchange Act, except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.

The following graph compares the cumulative total stockholder return on the common stock of Douglas Emmett, Inc. from December 31, 2007 to December 31, 2012 with the cumulative total return of the Standard & Poor's 500 Index and an appropriate "peer group" index (assuming the investment of $100 in our common stock and in each of the indexes on December 31, 2007 and that all dividends were reinvested into additional shares of common stock at the frequency with which dividends are paid on the common stock during the applicable fiscal year). The total return performance shown in this graph is not necessarily indicative of and is not intended to suggest future total return performance.


Total Return Performance
Douglas Emmett, Inc.
S&P 500
NAREIT Equity
DEI Peer group*
Index Value
140
120
100
80
60
40
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
	Period Ending					
Douglas Emmett, Inc.	100.00	60.14	68.23	81.46	91.92	120.72
S&P 500	100.00	63.00	79.68	91.68	93.61	108.59
NAREIT Equity	100.00	62.27	79.70	101.99	110.45	130.39
DEI Peer group*	100.00	56.99	76.05	100.30	102.57	114.43

**DEI Peer Group consist of Boston Properties, Inc. (BXP), Brookfield Office Properties Inc. (BPO), Kilroy Realty Corporation (KRC) SL Green Realty Corp. (SLG), Vornado Realty Trust (VNO)*

Source: SNL Financial LC

Selected Financial Data

The following table sets forth summary financial and operating data as of, and for the years ended, December 31, 2012, 2011, 2010, 2009 and 2008. You should read the following summary financial and operating data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the financial statements included elsewhere in this Report.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Statement of Operations Data (in thousands):					
Total office revenues	$ 505,276	$ 505,077	$ 502,700	$ 502,767	$ 537,377
Total multifamily revenues	73,723	70,260	68,144	68,293	70,717
Total revenues	578,999	575,337	570,844	571,060	608,094
Operating income	175,810	152,474	140,027	148,358	154,234
Income (Loss) attributable to common stockholders	22,942	1,451	(26,423)	(27,064)	(27,993)
Per Share Data:					
Income (Loss) per share - basic and diluted	$ 0.16	$ 0.01	$ (0.22)	$ (0.22)	$ (0.23)
Weighted average common shares outstanding (in thousands):					
Basic	139,791	126,187	122,715	121,553	120,726
Diluted	173,120	159,966	122,715	121,553	120,726
Dividends declared per common share	$ 0.63	$ 0.49	$ 0.40	$ 0.40	$ 0.75

	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data (in thousands):					
Total assets	$ 6,103,807	$ 6,231,602	$ 6,279,289	$ 6,059,932	$ 6,761,034
Secured notes payable	3,441,140	3,624,156	3,668,133	3,273,459	3,692,785
Other Data:					
Number of consolidated properties (1)	59	59	59	58	64

(1) All properties are 100% owned by our operating partnership, except (i) 1 property owned by a consolidated joint venture in which we held a 66.7% interest and (ii) 6 properties owned by one of our Funds which was only consolidated in 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes many forward-looking statements. For cautions about relying on such forward-looking statements, please refer to the section entitled "Forward Looking Statements" at the beginning of this Report.

Executive Summary

Through our interest in Douglas Emmett Properties, LP (our operating partnership) and its subsidiaries, including our investments in unconsolidated Funds, we own or partially own, manage, lease, acquire and develop real estate, consisting primarily of office and multifamily properties. As of December 31, 2012, our consolidated portfolio of properties included 50 Class A office properties (including ancillary retail space) totaling approximately 12.9 million rentable square feet and 9 multifamily properties containing 2,868 apartment units, as well as the fee interests in 2 parcels of land subject to ground leases. Our total office portfolio consisted of 58 office properties with approximately 14.7 million rentable square feet, which includes our consolidated office properties and the 8 Class A office properties owned by the Funds we manage, and in which we own a weighted average of 56% based on square footage. As of December 31, 2012, our consolidated office portfolio was 91.5% leased and 89.9% occupied, our total office portfolio (including properties owned by our Funds and our operating partnership) was 91.1% leased and 89.6% occupied, and our multifamily properties were 99.7% leased and 98.7% occupied. At December 31, 2012, the annualized rent of our consolidated portfolio reflected approximately 85.8% from our office properties and the remaining 14.2% from our multifamily properties. Our properties are located in 9 premier Los Angeles County submarkets—Brentwood, Olympic Corridor, Century City, Santa Monica, Beverly Hills, Westwood, Sherman Oaks/Encino, Warner Center/Woodland Hills and Burbank—as well as in Honolulu, Hawaii. At December 31, 2012, the annualized rent of our consolidated portfolio reflected approximately 85.8% from our Los Angeles County office and multifamily properties and the remaining 14.2% from our Honolulu, Hawaii office and multifamily properties.

Financings, Acquisitions, Dispositions, Development and Repositionings

Financings

- In January 2012, we obtained a secured, non-recourse $155.0 million term loan. The loan bears interest at a fixed interest rate of 4.00% through its maturity date of February 1, 2019. Monthly interest payments are interest-only until February 2015, with principal amortization thereafter based upon a 30-year amortization table.
- During the first quarter of 2012, we sold an aggregate of approximately 6.9 million shares of our common stock under our "at the market" (ATM) program (which completed that $250.0 million program), in exchange for aggregate gross proceeds of approximately $130.2 million. During the third quarter of 2012, we instituted a new ATM program to sell up to an additional $300.0 million of stock, none of which was sold during the year.
- During the first quarter of 2012, we used the proceeds from the debt and ATM financings, together with a portion of our cash on hand, to fully repay a $522.0 million loan, our last with a 2012 maturity date.
- In July 2012, we obtained a secured, non-recourse $285.0 million term loan maturing on June 5, 2019, with fixed interest of 3.85% per annum. Monthly payments are interest-only until February 5, 2017, with principal amortization thereafter based upon a 30-year amortization table. We used $100.0 million of the proceeds to prepay existing debt and retained the remaining proceeds for acquisitions and other working capital needs. See "Liquidity and Capital Resources" below, and Note 6 to our consolidated financial statements.

Acquisitions: During the first quarter of 2012 we acquired an additional 16.3% interest in Douglas Emmett Fund X, LLC for approximately $33.5 million from an existing Fund investor that was rebalancing its portfolio. The acquisition also included the assumption of approximately $3.2 million in undrawn commitments. Douglas Emmett Fund X, LLC owns 6 properties, totaling 1.4 million square feet of office space in our core submarkets, as well as an interest of approximately 10% in our second Fund.

Dispositions: We had no property dispositions during 2012.

Development: We have begun work on two multifamily projects, one in Brentwood in Los Angeles, and one in Honolulu. Each development is on land which we already own. Because development in our markets, particularly West LA, remains a long and uncertain process, even if successful, we would not expect to break ground in Honolulu until late 2013 or early 2014, while groundbreaking on our Los Angeles project is more likely than not expected to occur before late 2014.

Repositionings: We often strategically purchase properties with large vacancies or expected near-term lease roll-over and use our knowledge of the property and submarket to reposition the property for the optimal use and tenant mix. The work we undertake to reposition a building typically takes months or even years, and could involve a range of improvements from a complete structural renovation to a targeted remodeling of selected spaces. We generally select a property for repositioning at the time we purchase it, although repositioning efforts can also occur at properties we already own. During the repositioning, the affected property may display depressed rental revenue and occupancy levels which impacts our results and, therefore, comparisons of our performance from period to period. During 2012, we had no properties that qualified as repositioning properties.

Results of Operations and Basis of Presentation

The accompanying consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012, 2011 and 2010 are the consolidated financial statements of Douglas Emmett, Inc. and our subsidiaries including our operating partnership. All significant intercompany balances and transactions have been eliminated in our consolidated financial statements. The comparability of our results of operations in 2012, 2011 and 2010 is affected by a number of acquisitions: the acquisition of one office property we acquired in 2010, one property acquired by one of our Funds during each of 2010 and 2011, and an additional interest we acquired in one of our Funds in 2012. See Note 3 to our consolidated financial statements.

Funds From Operations

Many investors use Funds From Operations (FFO) as a performance yardstick to compare our operating performance with that of other REITs. FFO represents net income (loss), computed in accordance with GAAP, excluding gains (or losses) from sales of depreciable operating property, impairments of depreciable operating property and investments, real estate depreciation and amortization (other than amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (NAREIT), adjusted to treat debt interest rate swaps as terminated for all purposes in the quarter of termination.

Like any metric, FFO is not perfect as a measure of our performance, because it excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations. Other REITs may not calculate FFO in accordance with the NAREIT definition or may not adjust that definition to treat debt interest rate swaps as terminated for all purposes in the quarter of termination and, accordingly, our FFO may not be comparable to those other REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. FFO should not be used as a supplement to or substitute measure for cash flow from operating activities computed in accordance with GAAP.

For the reasons described below, our FFO (adjusted for our terminated swaps) increased by $14.2 million, or 6.4%, to $235.4 million for 2012 compared to $221.2 million for 2011, which is primarily attributable to a swap termination fee of $10.1 million paid in 2011. FFO (adjusted for our terminated swaps) increased by $26.9 million or 13.8% to $221.2 million for 2011 compared to $194.4 million for 2010, which is primarily attributable to lower interest expense in 2011 compared to 2010, due to lower effective interest rates, both as a result of our refinancings and the expiration and termination of certain interest rate swaps.

The following table (in thousands) sets forth a reconciliation of our FFO to net income (loss) computed in accordance with GAAP:

	Year Ended December 31,		
	2012	2011	2010
Funds From Operations (FFO)			
Net income (loss) attributable to common stockholders	$ 22,942	$ 1,451	$ (26,423)
Depreciation and amortization of real estate assets	184,849	205,696	225,030
Net income (loss) attributable to noncontrolling interests	5,403	807	(6,533)
Less: adjustments attributable to consolidated joint venture and unconsolidated investment in real estate funds	13,311	11,675	12,716
FFO (before adjustments for terminated swaps)	226,505	219,629	204,790
Swap termination fee	—	(10,120)	(13,931)
Amortization of accumulated other comprehensive income as a result of terminated swaps [1]	8,855	11,701	3,495
FFO (after adjustments for terminated swaps)	$ 235,360	$ 221,210	$ 194,354

(1) We terminated certain interest rate swaps in November 2010 and December 2011 in connection with the refinancing of related loans. As noted above, in calculating FFO, we make an adjustment to treat debt interest rate swaps as terminated for all purposes in the quarter of termination. In contrast, under GAAP, terminated swaps can continue to impact net income over their original lives as if they were still outstanding. For 2012, GAAP net income was reduced by amortization expense as a result of certain swaps terminated in December 2011. However, in calculating FFO, we recognize the full expense in the period the swaps are terminated and offset the subsequent amortization expense contained in GAAP net income by an equivalent amount, leaving a net zero impact as a result of terminated swaps on our 2012 FFO, while showing the full cash payment in 2011 to arrive at our 2011 FFO. Similarly, in the twelve months ended December 2011, GAAP net income was reduced by amortization expense as a result of certain swaps terminated in November 2010, and we offset that expense by an equivalent amount in calculating our 2011 FFO as we reflected the full cash impact in our 2010 FFO.

Rental Rate Trends

Office Rental Rates: The following table sets forth the average effective annual rental rate per leased square foot and the annualized lease transaction costs for leases executed in our total office portfolio during the specified periods:

	Year Ended December 31,				
Historical straight-line rents: [1]	2012	2011	2010	2009	2008
Average rental rate [2]	$ 32.86	$ 32.76	$ 32.33	$ 35.11	$ 41.90
Annualized lease transaction costs [3]	$ 4.06	$ 3.64	$ 3.68	$ 3.33	$ 3.23

(1) Because straight-line rent takes into account the full economic value of each lease, including accommodations and rent escalations, we believe that it may provide a better comparison than ending cash rents, which include the impact of the annual escalations over the entire term of the lease. However, care should be taken in any comparison, as the averages can be affected in each period by factors such as buildings, submarkets, types of space and term involved in the leases executed during the period.

(2) Represents the weighted average straight-line annualized base rent (i.e., excludes tenant reimbursements, parking and other revenue) per leased square foot for leases entered into within our total office portfolio. For our triple net Burbank and Honolulu office properties, annualized rent is calculated by adding expense reimbursements to base rent.

(3) Represents the weighted average leasing commissions and tenant improvement allowances under all office leases within our total office portfolio that were entered into during the applicable period, divided by the number of years of the lease.

Office rental rates in our markets generally peaked in 2007 and early 2008, so that rental rates on new leases since that period have generally been less than the rental rates on the expiring leases for the same space. During the fourth quarter of 2012, the average straight-line rent under new and renewal leases we signed was 5.8% lower than the average straight-line rent under the expiring leases for the same space. However, net changes in our office rental rates have not had a significant impact on our revenues in recent periods, as the negative effect of rent roll downs, which affect approximately 11% to 14% of our office portfolio each year, have been largely offset by the positive impact of the annual rent escalations (which were 3% in Los Angeles and 2.5% in Honolulu in 2012) contained in virtually all of our continuing in-place office leases.

Over the next four quarters, we expect to see expiring cash rents as set forth in the following table:

	Three Months Ended			
Expiring cash rents:	**March 31, 2013**	**June 30, 2013**	**September 30, 2013**	**December 31, 2013**
Expiring square feet [1]	456,200	289,729	690,148	410,936
Expiring rent per square foot [2]	$ 32.07	$ 37.85	$ 39.07	$ 36.24

(1) Includes scheduled expirations for our total office portfolio, including our consolidated portfolio of 50 properties totaling 12.9 million square feet, as well as 8 properties totaling 1.8 million square feet owned by our Funds. Expiring square footage reflects all existing leases that are scheduled to expire in the respective quarter shown above, excluding the square footage under leases where the existing tenant renewed the lease prior to December 31, 2012. These numbers (i) include leases for space where someone other than the existing tenant (for example, a subtenant) had executed a lease for the space prior to December 31, 2012 but that had not commenced as of that date but (ii) do not include exercises of early termination options (unless exercised prior to December 31, 2012) or defaults occurring after December 31, 2012. All month-to-month tenants are included in the expiring leases in the first quarter listed.

(2) Represents annualized base rent (i.e., excludes tenant reimbursements, parking and other revenue) per leased square foot at expiration. The amount reflects total cash base rent before abatements. For our Burbank and Honolulu office properties, we calculate annualized base rent for triple net leases by adding expense reimbursements to base rent. Expiring rent per square foot on a quarterly basis is impacted by a number of variables, including variations in the submarkets or buildings involved.

Multifamily Rental Rates: With respect to our residential properties, our average rent on leases to new tenants during the fourth quarter of 2012 was 7.6% higher than the rent for the same unit at the time it became vacant. The following table sets forth the average effective annual rental rate per leased unit for leases executed in our residential portfolio during the specified periods:

	Year Ended December 31,				
Average annual rental rate - new tenants:	**2012**	**2011**	**2010**	**2009**	**2008**
Rental rate	$ 26,308	$ 24,502	$ 22,497	$ 22,776	$ 23,427

Occupancy Rates

Occupancy Rates: The following tables set forth the occupancy rates for our total office portfolio and multifamily portfolio as of the specified periods:

	December 31,				
Occupancy Rates as of:	**2012**	**2011**	**2010**	**2009**	**2008**
Office Portfolio	89.6%	87.5%	86.9%	89.0%	92.4%
Multifamily Portfolio	98.7%	98.4%	98.4%	98.0%	97.9%

	Year Ended December 31,				
Average Occupancy Rates for: [1]	**2012**	**2011**	**2010**	**2009**	**2008**
Office Portfolio	88.3%	87.0%	88.0%	90.3%	93.6%
Multifamily Portfolio	98.5%	98.2%	98.3%	97.9%	98.2%

(1) Average occupancy rates are calculated by averaging the occupancy on the last day of the quarter with the occupancy on the last day of the prior quarter, and for periods longer than a quarter, by taking the average of the rates at the quarter-end immediately before, and each quarter-end contained in, such period.

Comparison of year ended December 31, 2012 to year ended December 31, 2011

Revenues

Office Rental Revenue: Rental revenue includes rental revenues from our office properties, percentage rent on the retail space contained within our office properties, and lease termination income. Total office rental revenue decreased by $2.4 million, or 0.6%, to $391.0 million for 2012 compared to $393.4 million for 2011. The decrease primarily reflects lower non-cash revenue from above- and below-market leases. Net accretion from above- and below- market leases declined by $2.3 million to $14.6 million for the year ended December 31, 2012, compared to $16.9 million for the year ended December 31, 2011, largely as the result of the ongoing expiration of leases in place at the time of our initial public offering ("IPO").

Office Parking and Other Income: Total office parking and other income increased by $2.4 million, or 3.6%, to $70.1 million for 2012 compared to $67.7 million for 2011. The increase was primarily due to increases in rates as well as higher occupancy.

Multifamily Revenue: Total multifamily revenue increased by $3.5 million, or 4.9%, to $73.7 million for 2012 compared to $70.3 million for 2011. The increase is primarily due to increases in rental rates.

Operating Expenses

Office Rental Expenses: Total office rental expense increased by $1.9 million, or 1.1%, to $170.7 million for 2012 compared to $168.9 million for 2011. The increase is primarily due to modest increases in utilities expense, insurance and taxes, and payroll, partly offset by lower repairs and maintenance expenses and legal expenses.

Multifamily Rental Expenses: Total multifamily rental expense increased by $0.7 million, or 3.5%, to $19.7 million for 2012 compared to $19.0 million for 2011. The increase is primarily due to increases in scheduled services and utilities expense.

General and Administrative Expenses: General and administrative expenses decreased by $1.3 million, or 4.6%, to $27.9 million for 2012, compared to $29.3 million for 2011, primarily as a result of a decrease in accruals for contingencies.

Depreciation and Amortization: Depreciation and amortization expense decreased by $20.8 million, or 10.1%, to $184.8 million for 2012 compared to $205.7 million for 2011. The decrease is primarily due to the completion of the depreciation of certain tenant-related assets acquired at the time of our IPO in 2006.

Non-Operating Income and Expenses

Loss, including Depreciation, from Unconsolidated Real Estate Funds: This amount represents our equity interest in the operating results from our Funds, including the operating income net of historical cost-basis depreciation, for the full year. Our share of the loss, including depreciation, from our Funds decreased by $1.2 million, or 40.4%, to $1.7 million for 2012 compared to $2.9 million for 2011, which was primarily due to reduced interest expense and lower depreciation.

Interest Expense: Interest expense decreased by $1.8 million, or 1.2%, to $146.7 million for 2012, compared to $148.5 million for 2011. The decrease primarily reflects lower debt balances, lower non-cash amortization from interest rate swaps, and lower mark to market adjustments for swaps not designated as hedges, partly offset by lower amortization of non-cash loan premium. See Notes 6 and 8 to our consolidated financial statements.

Comparison of year ended December 31, 2011 to year ended December 31, 2010

Revenues

Office Rental Revenue: Total office rental revenue decreased by $5.8 million, or 1.4%, to $393.4 million for 2011 compared to $399.2 million for 2010. The decrease was primarily due to $12.7 million lower revenue from the 49 office properties we owned during both comparable periods, partially offset by $6.9 million of incremental rent from the property we acquired at the end of the second quarter of 2010. The decrease for the 49 office properties owned during both periods was primarily due to decreases in occupancy and lower accretion from below-market leases in place at the time of our IPO as the result of the ongoing expiration of these leases.

Office Tenant Recoveries: Total office tenant recoveries increased by $6.5 million, or 17.4%, to $43.9 million for 2011 compared to $37.4 million for 2010. The increase was primarily due to $6.6 million in additional revenue from the property we acquired at the end of the second quarter of 2010.

Office Parking and Other Income: Total office parking and other income increased by $1.6 million, or 2.4%, to $67.7 million for 2011 compared to $66.1 million for 2010. The increase was primarily due to $3.4 million of additional revenue from the property we acquired at the end of the second quarter of 2010, partly offset by a decrease of $1.7 million for the 49 office properties owned during both periods as a result of lower occupancy.

Multifamily Revenue: Total multifamily revenue increased by $2.1 million, or 3.1%, to $70.3 million for 2011 compared to $68.1 million for 2010. The increase was primarily due to increases in average rental rates.

Operating Expenses

Office Rental Expenses: Total office rental expense increased by $9.7 million, or 6.1%, to $168.9 million for 2011 compared to $159.2 million for 2010. The increase was primarily due to $7.9 million of additional expense from the property we acquired at the end of the second quarter of 2010, as well as an increase of $2.0 million for the remainder of our office portfolio primarily due to increases in utilities expenses, scheduled services and ancillary property tax assessments.

Multifamily Rental Expenses: Total multifamily rental expense increased by $685 thousand, or 3.7%, to $19.0 million for 2011 compared to $18.3 million for 2010. The increase was primarily due to increases in utilities expenses and payroll.

Depreciation and Amortization: Depreciation and amortization expense decreased by $19.3 million, or 8.6%, to $205.7 million for 2011 compared to $225.0 million for 2010. The decrease was primarily due to a decrease of $23.9 million for the 49 office properties owned during both periods resulting from the completion of the depreciation of certain tenant-related assets which were acquired at the time of our IPO in 2006, partially offset by $4.6 million of incremental depreciation expense from the property we acquired at the end of the second quarter of 2010.

Non-Operating Income and Expenses

Loss, including Depreciation, from Unconsolidated Real Estate Funds: Our share of the loss, including depreciation, from our Funds decreased by $4.1 million or 58.9%, to $2.9 million for 2011 compared to $7.0 million for 2010, which was primarily due to better operating results for the Funds, as well as an increase in revenue we earned for managing our Funds.

Interest Expense: Interest expense decreased by $18.4 million, or 11.1%, to $148.5 million for 2011, compared to $166.9 million for 2010. The decrease was primarily due to lower effective interest rates, both as a result of our refinancings and the expiration and termination of certain interest rate swaps. These decreases were partially offset by increased interest expense related to the amortization of the remaining accumulated other comprehensive income balance associated with certain cash flow swaps that we terminated in 2010. This accumulated other comprehensive income balance was fully amortized by the end of the third quarter of 2011. In December 2011, we terminated certain swaps for which a portion of the accumulated other comprehensive income balance was amortized to interest expense in 2011. The remaining accumulated other comprehensive income balance was amortized during 2012. See Notes 6 and 8 to our consolidated financial statements.

Liquidity and Capital Resources

Available Borrowings, Cash Balances and Capital Resources

We have typically financed our capital needs through short-term lines of credit and long-term secured mortgages. We had total indebtedness of $3.44 billion at December 31, 2012. See Note 6 to our consolidated financial statements. To mitigate the impact of fluctuations in short-term interest rates on our cash flows from operations, some of our long-term secured mortgages carry fixed interest rates, and we generally enter into interest rate swap or interest rate cap agreements with respect to our mortgages with floating interest rates. These swaps generally expire between one and two years before the maturity date of the related loan, during which time we can refinance the loan without any interest penalty. As of December 31, 2012, approximately $3.31 billion, or 96.3%, of our debt had an annual interest rate that was effectively fixed, with an average rate of 4.1% per annum (on an actual / 360-day basis). However, as of January 2, 2013, swaps covering approximately $340.0 million in debt expired, and the interest rate on that debt is now floating. As of December 31, 2012, none of our long-term debt matures in 12 months or less. For information concerning the estimated impact of changes in market interest rates on our annual earnings, please see "Quantitative and Qualitative Disclosures about Market Risk."

At December 31, 2012, our net debt (consisting of our $3.44 billion of borrowings under secured loans less our cash and cash equivalents of $373.2 million) represented 43.1% of our total enterprise value of $7.13 billion. Total enterprise value includes our consolidated debt and the value of our common stock, the minority units in our operating partnership and other convertible equity instruments, each based on our common stock closing price on December 31, 2012 (the last business day of the quarter) on the New York Stock Exchange of $23.30 per share. For a description of our financing transactions during the year ended December 31, 2012, please see "Recent Year Financings, Acquisitions, Dispositions, Development and Repositionings" above.

We expect to meet our operating liquidity requirements generally through cash on hand and cash provided by operations. At December 31, 2012, except for commitments for future capital contributions related to our investment in our Funds totaling $27.4 million, we did not have any material commitments for development projects or acquisitions, although we expect to pursue such opportunities as they occur. Excluding any acquisitions and debt refinancings, we anticipate that cash on hand and provided by operations will be sufficient to meet our liquidity requirements for at least the next 12 months. Subsequent to year end, we purchased an additional 3.3% interest in Douglas Emmett Fund X, LLC and an additional 0.9% interest in Douglas Emmett Partnership X, LP, for an aggregate of approximately $8.0 million in cash and the assumption of approximately $1.4 million in undrawn commitments.

Our long-term liquidity needs consist primarily of funds necessary to pay for acquisitions, development and repositioning of properties, non-recurring capital expenditures and refinancing of indebtedness. We do not expect that we will have sufficient funds on hand to cover all of these long-term cash requirements. The nature of our business, and the requirements imposed by REIT rules that we distribute a substantial majority of our income on an annual basis, may cause us to have substantial liquidity needs over the long term. We will seek to satisfy our long-term liquidity needs through cash flows from operations, long-term secured and unsecured indebtedness, the issuance of debt and equity securities, including units in our operating partnership, property dispositions and joint venture transactions.

Commitments

The following table sets forth our principal obligations and commitments, excluding periodic interest payments, as of December 31, 2012:

	Payment due by period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**Thereafter**
Long-term debt obligations[1]	$ 3,441,140	$ —	$ 380,678	$ 534,013	$ 2,526,449
Minimum lease payments	54,241	733	1,466	1,466	50,576
Remaining capital commitment to unconsolidated real estate funds[2]	27,382	27,382	—	—	—
Purchase commitments related to capital expenditures associated with tenant improvements and repositioning and other purchase obligations	3,868	3,868	—	—	—
Total	$ 3,526,631	$ 31,983	$ 382,144	$ 535,479	$ 2,577,025

(1) For detail of the rates that determine our periodic interest payments related to our long-term debt obligations, see Note 6 to our consolidated financial statements.

(2) The Investment Period for the Funds ended on October 7, 2012, after which we have a remaining undrawn capital commitment of $27.4 million which must be called before April 7, 2013. Subsequent to year end, we purchased an additional 3.3% interest in Douglas Emmett Fund X, LLC and an additional 0.9%

interest in Douglas Emmett Partnership X, LP, for an aggregate of approximately $8.0 million in cash and the assumption of approximately $1.4 million in undrawn commitments.

Off-Balance Sheet Arrangements

We have established and manage Funds through which institutional investors provide capital commitments for acquisition of properties. The capital we invest in our Funds is invested on a pari passu basis with the other investors. In addition, we also receive certain additional distributions based on committed capital and on any profits that exceed certain specified cash returns to the investors. We do not expect to receive additional significant liquidity from our investments in our Funds until the disposition of the properties held by the relevant Fund, which may not be for many years. Certain of our wholly-owned affiliates provide property management and other services with respect to the real estate owned by our Funds for which we are paid fees and/or reimbursed for our costs.

The Investment Period for the Funds ended on October 7, 2012. As of December 31, 2012, we had a remaining undrawn capital commitment of $27.4 million which may only be drawn for specific purposes. Subsequent to year end, we purchased an additional 3.3% interest in Douglas Emmett Fund X, LLC and an additional 0.9% interest in Douglas Emmett Partnership X, LP, for an aggregate of approximately $8.0 million in cash and the assumption of approximately $1.4 million in undrawn commitments.

We do not have any debt outstanding in connection with our interest in our Funds. Each of our Funds has its own debt, secured by the properties it owns. The following table summarizes the debt of our Funds at December 31, 2012:

Type of Debt	Principal Balance (in millions)	Maturity Date	Interest Rate
Variable rate term loan [(1)]	$ 365.0	8/19/2013	LIBOR plus 1.65%
Fixed rate term loan [(2)]	54.3	4/1/2016	5.67%
	$ 419.3		

(1) The loan is secured by 6 properties in a collateralized pool. Requires monthly payments of interest only, with outstanding principal due upon maturity. We transferred this loan to one of our Funds during the fourth quarter of 2008 when we contributed the properties securing it to that Fund. We remain responsible under certain environmental and other limited indemnities and guarantees covering customary non-recourse carve outs under this loan, which we entered into prior to our contribution of this debt and the related properties, although we have an indemnity from that Fund for any amounts that we would be required to pay under these agreements. The interest rate on this loan is based on actual/360-day basis and excludes amortization of loan fees.

(2) Requires monthly payments of principal and interest.

Cash Flows

Our cash and cash equivalents were $373.2 million and $407.0 million at December 31, 2012 and 2011, respectively.

Our cash flows from operating activities are primarily dependent upon the occupancy level of our portfolio, the rental rates achieved on our leases, the collectability of rent and recoveries from our tenants, and the level of operating expenses and other general and administrative costs. Net cash provided by operating activities increased by $1.5 million to $210.4 million for 2012 compared to $208.9 million for 2011. The increase was primarily due to an increase in cash revenues from our office and multifamily portfolios of $11.8 million, partly offset by an increase in cash operating expenses of $9.9 million.

Our net cash used in investing activities is generally used to fund property acquisitions, development and redevelopment projects recurring and non-recurring capital expenditures. Net cash used in investing activities increased by $30.5 million to $91.5 million for 2012 compared to $61.0 million for 2011. The increase reflects our acquisition of an additional 16.3% interest in Douglas Emmett Fund X, LLC for approximately $33.5 million.

Our net cash related to financing activities is generally impacted by our borrowings and capital activities, net of dividends and distributions paid to common stockholders and noncontrolling interests. Net cash used in financing activities increased by $139.3 million to $152.6 million for 2012, compared to $13.3 million for 2011. The increase was primarily due to the net reduction of debt, reflecting the repayment of borrowings totaling $622.0 million, partially offset by new borrowings of $440.0 million, as well as increased dividends paid during the year.

Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations of Douglas Emmett, Inc. is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements in conformity with GAAP requires us to make estimates of certain items and judgments as to certain future events, for example with respect to the allocation of the purchase price of acquired property among land, buildings, improvements, equipment, and any related intangible assets and liabilities. These determinations, even though inherently subjective and subject to change, affect the reported amounts of our assets, liabilities, revenues and expenses. While we believe that our estimates are based on reasonable assumptions and judgments at the time they are made, some of our assumptions, estimates and judgments will inevitably prove to be incorrect. As a result, actual outcomes will likely differ from our accruals, and those differences—positive or negative—could be material. Some of our accruals are subject to adjustment as we believe appropriate based on revised estimates and reconciliation to the actual results when available. For a discussion of recently issued accounting literature, see Note 2 to our consolidated financial statements.

Investment in Real Estate

Acquisitions of properties and other business combinations are accounted for utilizing the purchase method and, accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Transaction costs related to acquisitions have been expensed, rather than included with the consideration paid. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market leases, acquired above- and below-market ground leases, and acquired above- and below-market tenant leases. Initial valuations are subject to change until such information is finalized no later than 12 months from the acquisition date. Each of these estimates requires a great deal of judgment, and some of the estimates involve complex calculations. These allocation assessments have a direct impact on our results of operations because if we were to allocate more value to land there would be no depreciation with respect to such amount. If we were to allocate more value to the buildings as opposed to allocating to the value of tenant leases, this amount would be recognized as an expense over a much longer period of time, since the amounts allocated to buildings are depreciated over the estimated lives of the buildings whereas amounts allocated to tenant leases are amortized over the remaining terms of the leases.

The fair values of tangible assets are determined on an "as-if-vacant" basis. The "as-if-vacant" fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on comparable sales and other relevant information obtained in connection with the acquisition of the property.

The estimated fair value of acquired in-place at-market leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and we include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which is generally 6 months.

Above-market and below-market in-place lease values are recorded as an asset or liability based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received or paid pursuant to the in-place tenant or ground leases, respectively, and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease.

Expenditures for repairs and maintenance are expensed to operations as incurred. Significant improvements are capitalized. Interest, insurance and property tax costs incurred during the period of construction of real estate facilities are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

The values allocated to land, buildings, site improvements, in-place leases and tenant improvements are depreciated on a straight-line basis using an estimated life of 40 years for buildings, 15 years for site improvements, the average term of existing leases in the building acquired for in-place lease values and the respective remaining lease terms for tenant improvements and leasing costs. The values of above- and below-market tenant leases are amortized over the remaining life of the related lease and recorded as either an increase (for below-market tenant leases) or a decrease (for above-market tenant leases) to rental income. The value of above- and below-market ground leases is amortized over the remaining life of the related lease and recorded as either an increase (for below-market ground leases) or a decrease (for above-market ground leases) to office rental operating expense. The amortization of acquired in-place leases is recorded as an adjustment to depreciation and amortization in the consolidated statements of operations. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off.

Cost capitalization of development and redevelopment activities begins during the predevelopment period, which we define as activities that are necessary to the development of the property. We cease capitalization upon substantial completion of the project, but no later than one year from cessation of major construction activity. We also cease capitalization when activities necessary to prepare the property for its intended use have been suspended.

Impairment of Long-Lived Assets

We assess whether there has been impairment in the value of our long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the undiscounted future cash flows expected to be generated by the asset. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of an investment in real estate or an investment in one of our Funds, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property or equity investment. These losses have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material.

Income Taxes

As a REIT, we are permitted to deduct distributions paid to our stockholders, eliminating the federal taxation of income represented by such distributions at the corporate level. REITs are subject to a number of organizational and operational requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates.

Revenue Recognition

Four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; services are rendered; the fee is fixed and determinable; and collectibility is reasonably assured. All leases are classified as operating leases. For all lease terms exceeding one year, rental income is recognized on a straight-line basis over the term of the lease. Deferred rent receivables represent rental revenue recognized on a straight-line basis in excess of billed rents. Lease termination fees, which are included in rental revenues in the accompanying consolidated statements of operations, are recognized when the related lease is canceled and we have no continuing obligation to provide services to such former tenant.

Estimated recoveries from tenants for real estate taxes, common area maintenance and other recoverable operating expenses are recognized as revenues in the period that the expenses are incurred. Subsequent to year-end, we perform final reconciliations on a lease-by-lease basis and bill or credit each tenant for any cumulative annual adjustments. In addition, we record a capital asset for leasehold improvements constructed by us that are reimbursed by tenants, with the offsetting side of this accounting entry recorded to deferred revenue which is included in accrued expenses. The deferred revenue is amortized as additional rental revenue over the life of the related lease. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

The recognition of gains on sales of real estate requires that we measure the timing of a sale against various criteria related to the terms of the transaction, as well as any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the finance, profit-sharing or leasing method. If the sales criteria have been met, we further analyze whether profit recognition is appropriate using the full accrual method. If the criteria to recognize profit using the full accrual method have not been met, we defer the gain and recognize it when the criteria are met or use the installment or cost recovery method as appropriate under the circumstances.

Monitoring of Rents and Other Receivables

We maintain an allowance for estimated losses that may result from the inability of tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize bad debt expense in future periods equal to the amount of unpaid rent and deferred rent. We generally do not require collateral or other security from our tenants, other than security deposits or letters of credit. If our estimates of collectability differ from the cash received, the timing and amount of our reported revenue could be impacted.

Stock-Based Compensation

We have awarded stock-based compensation to certain key employees and members of our Board of Directors in the form of stock options and LTIP units. We estimate the fair value of the awards and recognize this value over the requisite vesting period. We utilize a Black-Scholes model to calculate the fair value of options, which uses assumptions related to the stock, including volatility and dividend yield, as well as assumptions related to the stock award itself, such as the expected term and estimated forfeiture rate. Option valuation models require the input of somewhat subjective assumptions for which we have relied on observations of both historical trends and implied estimates as determined by independent third parties. For LTIP units, the fair value is based on the market value of our common stock on the date of grant and a discount for post-vesting restrictions estimated by a third-party consultant.

Financial Instruments

The estimated fair values of financial instruments are determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

Interest Rate Agreements

We manage our interest rate risk associated with borrowings by obtaining interest rate swap and interest rate cap contracts. No other derivative instruments are used. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value and the changes in fair value must be reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income, which is a component of our stockholders' equity accounts. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. By using derivative instruments to hedge exposure to changes in interest rates, we expose ourselves to credit risk and the potential inability of our counterparties to perform under the terms of the agreements. We attempt to minimize this credit risk by only contracting with high-quality bank financial counterparties, based on their credit rating and other factors. For a description of our interest rate contracts, please see Note 8 to our consolidated financial statements.

At December 31, 2012, $1.15 billion or 33% of our debt was fixed rate debt, $2.17 billion or 63% of our debt was floating rate debt hedged with derivative instruments that swapped to fixed interest rates, and $128.1 million or 4% was unhedged floating rate debt. Based on the level of unhedged floating rate debt outstanding at December 31, 2012, a 50 basis point change in LIBOR would result in an annual impact to our earnings of approximately $649 thousand. We calculate interest sensitivity by multiplying the amount of unhedged floating rate debt by the respective change in rate. The sensitivity analysis does not take into consideration possible changes in the balances or fair value of our floating rate debt.

Consolidated Financial Statements of Douglas Emmett, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Douglas Emmett, Inc.

We have audited the accompanying consolidated balance sheets of Douglas Emmett, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Douglas Emmett, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Douglas Emmett, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 27, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Douglas Emmett, Inc.

We have audited Douglas Emmett, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Douglas Emmett, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Douglas Emmett, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Douglas Emmett, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 27, 2013

Douglas Emmett, Inc.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2012	December 31, 2011
Assets		
Investment in real estate:		
Land	$ 851,679	$ 851,679
Buildings and improvements	5,244,738	5,233,692
Tenant improvements and lease intangibles	690,120	640,647
Investment in real estate, gross	6,786,537	6,726,018
Less: accumulated depreciation	(1,304,468)	(1,119,619)
Investment in real estate, net	5,482,069	5,606,399
Cash and cash equivalents	373,203	406,977
Tenant receivables, net	1,331	1,722
Deferred rent receivables, net	63,192	58,681
Interest rate contracts	4	699
Acquired lease intangible assets, net	4,707	6,379
Investment in unconsolidated real estate funds	149,478	117,055
Other assets	29,823	33,690
Total assets	$ 6,103,807	$ 6,231,602
Liabilities		
Secured notes payable, including loan premium	$ 3,441,140	$ 3,624,156
Interest payable, accounts payable and accrued liabilities	45,171	55,280
Security deposits	34,284	33,954
Acquired lease intangible liabilities, net	67,035	86,801
Interest rate contracts	100,294	98,417
Dividends payable	25,424	17,039
Total liabilities	3,713,348	3,915,647
Equity		
Douglas Emmett, Inc. stockholders' equity:		
Common Stock, $0.01 par value 750,000,000 authorized, 141,245,896 and 131,070,239 outstanding at December 31, 2012 and December 31, 2011, respectively	1,412	1,311
Additional paid-in capital	2,635,408	2,461,649
Accumulated other comprehensive income (loss)	(82,991)	(89,180)
Accumulated deficit	(574,173)	(508,674)
Total Douglas Emmett, Inc. stockholders' equity	1,979,656	1,865,106
Noncontrolling interests	410,803	450,849
Total equity	2,390,459	2,315,955
Total liabilities and equity	$ 6,103,807	$ 6,231,602

See notes to consolidated financial statements.

Douglas Emmett, Inc.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Office rental			
Rental revenues	$ 391,040	$ 393,434	$ 399,184
Tenant recoveries	44,093	43,914	37,406
Parking and other income	70,143	67,729	66,110
Total office revenues	505,276	505,077	502,700
Multifamily rental			
Rental revenues	68,231	65,267	63,564
Parking and other income	5,492	4,993	4,580
Total multifamily revenues	73,723	70,260	68,144
Total revenues	578,999	575,337	570,844
Operating Expenses:			
Office expense	170,725	168,869	159,155
Multifamily expense	19,672	19,012	18,327
General and administrative	27,943	29,286	28,305
Depreciation and amortization	184,849	205,696	225,030
Total operating expenses	403,189	422,863	430,817
Operating income	175,810	152,474	140,027
Other income	938	1,106	1,191
Loss, including depreciation, from unconsolidated real estate funds	(1,710)	(2,867)	(6,971)
Interest expense	(146,693)	(148,455)	(166,907)
Acquisition-related expenses	—	—	(296)
Net income (loss)	28,345	2,258	(32,956)
Less: net (income) loss attributable to noncontrolling interests	(5,403)	(807)	6,533
Net income (loss) attributable to common stockholders	22,942	1,451	(26,423)
Net income (loss) attributable to common stockholders per share – basic	$ 0.16	$ 0.01	$ (0.22)
Net income (loss) attributable to common stockholders per share – diluted	$ 0.16	$ 0.01	$ (0.22)

See notes to consolidated financial statements.

Douglas Emmett, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income (loss)	$ 28,345	$ 2,258	$ (32,956)
Other comprehensive income (loss): cash flow hedge adjustment	10,491	(37,011)	87,985
Comprehensive income (loss)	38,836	(34,753)	55,029
Less comprehensive (income) loss attributable to noncontrolling interests	(9,705)	5,789	(14,015)
Comprehensive income (loss) attributable to common stockholders	$ 29,131	$ (28,964)	$ 41,014

See notes to consolidated financial statements.

Douglas Emmett, Inc.
Consolidated Statements of Equity
(in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Shares of Common Stock			
Balance at beginning of period	131,070	124,131	121,596
Conversion of operating partnership units	3,239	714	2,535
Issuance of common stock	6,937	6,225	—
Balance at end of period	141,246	131,070	124,131
Common Stock			
Balance at beginning of period	$ 1,311	$ 1,241	$ 1,216
Conversion of operating partnership units	32	8	25
Issuance of common stock	69	62	—
Balance at end of period	$ 1,412	$ 1,311	$ 1,241
Additional Paid-in Capital			
Balance at beginning of period	$ 2,461,649	$ 2,332,307	$ 2,290,419
Conversion of operating partnership units	44,876	10,453	37,119
Issuance of common stock	128,188	117,397	—
Stock compensation	695	1,492	4,769
Balance at end of period	$ 2,635,408	$ 2,461,649	$ 2,332,307
Accumulated Other Comprehensive Loss			
Balance at beginning of period	$ (89,180)	$ (58,765)	$ (126,202)
Cash flow hedge adjustment	6,189	(30,415)	67,437
Balance at end of period	$ (82,991)	$ (89,180)	$ (58,765)
Accumulated Deficit			
Balance at beginning of period	$ (508,674)	$ (447,722)	$ (372,070)
Net income (loss)	22,942	1,451	(26,423)
Dividends	(88,441)	(62,403)	(49,229)
Balance at end of period	$ (574,173)	$ (508,674)	$ (447,722)
Noncontrolling Interests			
Balance at beginning of period	$ 450,849	$ 472,108	$ 499,022
Net income (loss)	5,403	807	(6,533)
Cash flow hedge adjustment	4,302	(6,596)	20,548
Contributions	(10)	10	167
Distributions	(18,315)	(14,904)	(13,595)
Conversion of operating partnership units	(44,908)	(10,461)	(37,144)
Stock compensation	13,482	9,885	9,643
Balance at end of period	$ 410,803	$ 450,849	$ 472,108
Total Equity			
Balance at beginning of period	$ 2,315,955	$ 2,299,169	$ 2,292,385
Net income (loss)	28,345	2,258	(32,956)
Cash flow hedge adjustment	10,491	(37,011)	87,985
Issuance of common stock	128,257	117,459	—
Dividends	(88,441)	(62,403)	(49,229)
Contributions	(10)	10	167
Distributions	(18,315)	(14,904)	(13,595)
Stock compensation	14,177	11,377	14,412
Balance at end of period	$ 2,390,459	$ 2,315,955	$ 2,299,169
Dividends declared per common share	$ 0.63	$ 0.49	$ 0.40

See notes to consolidated financial statements.

Douglas Emmett, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Operating Activities			
Net income (loss)	$ 28,345	$ 2,258	$ (32,956)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Loss, including depreciation, from unconsolidated real estate funds	1,710	2,867	6,971
Depreciation and amortization	184,849	205,696	225,030
Net accretion of acquired lease intangibles	(18,094)	(20,466)	(26,260)
Amortization of deferred loan costs	4,211	4,512	2,424
Amortization of loan premium	(1,060)	(9,073)	(5,326)
Non-cash market value adjustments on interest rate contracts	8,956	16,497	17,610
Non-cash amortization of stock-based compensation	10,581	7,995	10,127
Operating distributions from unconsolidated real estate funds	752	1,084	226
Change in working capital components:			
Tenant receivables	391	(131)	766
Deferred rent receivables	(4,511)	(9,748)	(8,538)
Accounts payable and accrued expenses	(6,873)	1,498	(11,276)
Security deposits	330	2,104	(935)
Other assets	786	3,799	11,079
Net cash provided by operating activities	210,373	208,892	188,942
Investing Activities			
Capital expenditures	(60,158)	(55,963)	(53,827)
Property acquisitions	—	—	(229,571)
Contributions to unconsolidated real estate funds	(2,604)	(9,211)	(26,923)
Acquisitions of additional interests in unconsolidated real estate funds	(33,454)	—	—
Capital distributions from unconsolidated real estate funds	4,699	4,164	5,643
Net cash used in investing activities	(91,517)	(61,010)	(304,678)
Financing Activities			
Proceeds from long-term borrowings	440,000	1,745,000	788,080
Deferred loan costs	(2,125)	(13,400)	(10,168)
Refund (payment) of refundable loan deposit	1,575	(1,575)	—
Repayment of borrowings	(621,956)	(1,779,904)	(388,080)
Contributions by noncontrolling interests	—	10	167
Distributions to noncontrolling interests	(18,315)	(15,090)	(13,400)
Distributions of capital to noncontrolling interests	(10)	—	(400)
Cash dividends	(80,056)	(57,777)	(48,976)
Issuance of common stock, net	128,257	117,752	—
Termination of interest rate contracts	—	(8,340)	(11,808)
Net cash (used in) provided by financing activities	(152,630)	(13,324)	315,415
(Decrease) Increase in Cash and Cash Equivalents	(33,774)	134,558	199,679
Cash and Cash Equivalents at Beginning of Year	406,977	272,419	72,740
Cash and Cash Equivalents at End of Year	$ 373,203	$ 406,977	$ 272,419
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$ 134,830	$ 135,278	$ 158,641

See notes to consolidated financial statements for additional non-cash items.

1. Organization and Description of Business

Douglas Emmett, Inc. is a fully integrated, self-administered and self-managed Real Estate Investment Trust (REIT). The terms "us," "we" and "our" as used in these financial statements refer to Douglas Emmett, Inc. and its subsidiaries. Through our interest in Douglas Emmett Properties, LP (our operating partnership) and its subsidiaries, as well as our investment in our Funds, we own or partially own, manage, lease, acquire and develop real estate, consisting primarily of office and multifamily properties. As of December 31, 2012, we own a consolidated portfolio of 50 office properties (including ancillary retail space) and 9 multifamily properties, as well as the fee interests in 2 parcels of land subject to ground leases. Alongside our consolidated portfolio, we also manage and own equity interests in Funds that, at December 31, 2012, owned 8 additional office properties, for a combined 58 office properties in our total portfolio. All of these properties are located in Los Angeles County, California and Honolulu, Hawaii.

We are one of the largest owners and operators of high-quality office and multifamily properties in Los Angeles County, California and in Honolulu, Hawaii. Our presence in Los Angeles and Honolulu is the result of a consistent and focused strategy of identifying submarkets that are supply constrained, have high barriers to entry and typically exhibit strong economic characteristics such as population and job growth and a diverse economic base. In our office portfolio, we focus primarily on owning and acquiring a substantial share of top-tier office properties within submarkets located near high-end executive housing and key lifestyle amenities. In our multifamily portfolio, we focus primarily on owning and acquiring select properties at premier locations within these same submarkets. Our properties are concentrated in 9 premier Los Angeles County submarkets—Brentwood, Olympic Corridor, Century City, Santa Monica, Beverly Hills, Westwood, Sherman Oaks/Encino, Warner Center/Woodland Hills and Burbank—as well as in Honolulu, Hawaii.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements presented are the consolidated financial statements of Douglas Emmett, Inc. and its subsidiaries, including our operating partnership. Substantially all of our business is conducted through our consolidated operating partnership, in which other investors own a noncontrolling interest. See Note 9. Our business also includes a consolidated joint venture in which our operating partnership owns a two-thirds interest. The balances and results of the property owned by this consolidated joint venture are included in our financial statements.

The accompanying financial statements have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC) in conformity with Generally Accepted Accounting Principles of the United States (GAAP) as established by the Financial Accounting Standards Board (FASB) in the Accounting Standards Codification (ASC) including modifications issued under Accounting Standards Updates (ASUs). The accompanying financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. Any reference to the number of properties and square footage are unaudited and outside the scope of our independent registered public accounting firm's audit of our financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board.

Certain prior period amounts have been reclassified to conform with current period presentation, including a reclassification of distributions received from our unconsolidated real estate funds, that were reclassified from investing activities to operating activities on our consolidated statements of cash flows. Also on our cash flow statement, we previously reported the amounts of capital expenditures and property acquisitions combined, and now present them on separate lines in the investing activity section.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Segment Information

Segment information is prepared on the same basis that our management reviews information for operational decision-making purposes. We operate two business segments: the acquisition, development, ownership and management of office real estate, and the acquisition, development, ownership and management of multifamily real estate.

The products for our office segment include primarily rental of office space and other tenant services including parking and storage space rental. The products for our multifamily segment include rental of apartments and other tenant services including parking and storage space rental.

Investments in Real Estate

Acquisitions of properties are accounted for utilizing the purchase method and accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Transaction costs related to acquisitions are expensed, rather than included with the consideration paid. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market leases, acquired above- and below-market ground leases, and acquired above- and below-market tenant leases. Initial valuations are subject to change until such information is finalized, but no later than 12 months from the acquisition date.

The fair values of tangible assets are determined on an "as-if-vacant" basis. The "as-if-vacant" fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on comparable sales and other relevant information obtained in connection with the acquisition of the property.

The estimated fair value of acquired in-place at-market tenant leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which is generally 6 months.

Above-market and below-market in-place lease intangibles are recorded as an asset or liability based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received or paid pursuant to the in-place tenant or ground leases, respectively, and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.

Expenditures for repairs and maintenance are charged to operations as incurred. Significant improvements and costs incurred in the execution of leases are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in operations for the period.

The values allocated to land, buildings, site improvements, in-place leases, tenant improvements and leasing costs are depreciated on a straight-line basis using an estimated life of 40 years for buildings; 15 years for site improvements; the average term of existing leases in the building acquired for in-place lease values; and the respective lease term for tenant improvements and leasing costs. The values of above- and below-market tenant leases are amortized over the life of the related lease and recorded as either an increase (for below-market leases) or a decrease (for above-market leases) to rental income. The values of acquired above- and below-market ground leases are amortized over the life of the lease and recorded either as an increase (for below-market leases) or a decrease (for above-market leases) to office rental operating expense. The amortization of acquired in-place leases is recorded as an adjustment to depreciation and amortization in the consolidated statements of operations. Any unamortized amounts relating to a lease that is terminated prior to its stated expiration are written off in the period of termination.

Cost capitalization of development and redevelopment activities begins during the predevelopment period, which we define as activities that are necessary to the development of the property. We cease capitalization upon substantial completion of the project, but no later than one year from cessation of major construction activity. We also cease capitalization when activities necessary to prepare the property for its intended use have been suspended.

Investment in Unconsolidated Real Estate Funds

At December 31, 2012, we managed and held equity interests in two Funds: Douglas Emmett Fund X, LLC and Douglas Emmett Partnership X, LP. We held a 65.09% interest in Douglas Emmett Fund X, LLC and an aggregate 23.01% interest in the properties held by Douglas Emmett Partnership X, LP and its subsidiaries. Our investment balance represents our share of the net assets of the combined Funds, plus additional basis of approximately $3.0 million, primarily due to the inclusion of the cost of raising capital that is accounted for as part of our investment basis.

Impairment of Long-Lived Assets

We assess whether there has been impairment in the value of our long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the current carrying value exceeds the estimated undiscounted cash flows, an impairment loss is recorded equal to the difference between the asset's current carrying value and its value based on the discounted estimated future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. Based upon such periodic assessments, no impairments occurred during 2012, 2011 or 2010.

We assess whether there has been impairment in the value of our investments in our Funds periodically. An impairment charge is recorded when events or change in circumstances indicate that a decline in the fair value below the carrying value has occurred and such decline is other-than-temporary. The ultimate realization of the investments in our Funds is dependent on a number of factors, including the performance of the investment and market conditions. We will record an impairment charge if we determine that a decline in the value of an investment in one of our Funds is other-than-temporary. Based upon such periodic assessments, no impairment occurred during 2012, 2011 or 2010.

An asset is classified as an asset held for disposition when it meets certain requirements, including the approval of the sale of the asset, the marketing of the asset for sale and our expectation that the sale will likely occur within the next 12 months. Upon classification of an asset as held for disposition, the net book value of the asset, excluding long-term debt, is included on the balance sheet as properties held for disposition, depreciation of the asset is ceased and the operating results of the asset are included in discontinued operations for all periods presented.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, we consider short-term investments with maturities of three months or less when purchased to be cash equivalents.

Revenue and Gain Recognition

Four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; services are rendered; the fee is fixed and determinable; and collectibility is reasonably assured. All leases are classified as operating leases. For all lease terms exceeding one year, rental income is recognized on a straight-line basis over the term of the lease. Deferred rent receivables represent rental revenue recognized on a straight-line basis in excess of billed rents. Lease termination fees, which are included in rental revenues in the accompanying consolidated statements of operations, are recognized when the related lease is canceled and we have no continuing obligation to provide services to such former tenant. We recorded total lease termination revenue of $985 thousand for 2012, $444 thousand for 2011 and $844 thousand for 2010.

Estimated recoveries from tenants for real estate taxes, common area maintenance and other recoverable operating expenses are recognized as revenues in the period that the expenses are incurred. Subsequent to year-end, we perform reconciliations on a lease-by-lease basis and bill or credit each tenant for any cumulative annual adjustments. In addition, we record a capital asset for leasehold improvements constructed by us that are reimbursed by tenants, with the offsetting side of this accounting entry recorded to deferred revenue which is included in accrued expenses. The deferred revenue is amortized as additional rental revenue over the life of the related lease. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

The recognition of gains on sales of real estate requires that we measure the timing of a sale against various criteria related to the terms of the transaction, as well as any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the finance, profit-sharing or leasing method. If the sales criteria have been met, we further analyze whether profit recognition is appropriate using the full accrual method. If the criteria to recognize profit using the full accrual method have not been met, we defer the gain and recognize it when the criteria are met or use the installment or cost recovery method as appropriate under the circumstances.

Monitoring of Rents and Other Receivables

We maintain an allowance for estimated losses that may result from the inability of tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize bad debt expense in future periods equal to the amount of unpaid rent and deferred rent. We take into consideration many factors to evaluate the level of reserves necessary, including historical termination/default activity and current economic conditions. As of December 31, 2012 and 2011, we had an allowance for doubtful accounts of $14.7 million and $19.1 million, respectively.

We generally do not require collateral or other security from our tenants other than security deposits or letters of credit. As of December 31, 2012 and 2011, we had a total of approximately $19.1 million and $18.4 million, respectively, of letters of credit held for security, as well as $34.3 million and $34.0 million, respectively, of cash security deposits.

Deferred Loan Costs

Costs incurred in issuing secured notes payable are capitalized. Deferred loan costs are included in other assets in the consolidated balance sheets at December 31, 2012 and 2011. The deferred loan costs are amortized to interest expense over the life of the respective loans. Any unamortized amounts upon early repayment of secured notes payable are written-off in the period of repayment.

Interest Rate Agreements

We generally manage our interest rate risk associated with floating rate borrowings by obtaining interest rate swap and interest rate cap contracts. The interest rate swap agreements we utilize effectively modify our exposure to interest rate risk by converting our floating-rate debt to a fixed-rate basis, thus reducing the impact of interest-rate changes on future interest expense. These agreements involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the life of the agreements without an exchange of the underlying principal amount. We do not use any other derivative instruments.

We record all derivatives on the balance sheet at fair value on a gross basis. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements and other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our cash flow hedging strategy. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings. The fair value of these hedges is obtained through independent third-party valuation sources that use conventional valuation algorithms. See Note 8.

Stock-Based Compensation

We account for stock-based compensation, including stock options and long-term incentive plan units, using the fair value method of accounting. The estimated fair value of the stock options and the long-term incentive units is amortized over their respective vesting periods. See Note 11.

Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to common stockholders for the period by the weighted average of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing the net income attributable to common stockholders for the period by the weighted average number of common and dilutive instruments outstanding during the period using the treasury stock method. See Note 10.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (IRC), commencing with our initial taxable year ending December 31, 2006. To qualify as a REIT, we are required (among other things) to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the IRC relating to matters such as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we qualify for taxation as a REIT, we are generally not subject to corporate-level income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. If we fail to qualify as a REIT in any taxable year, and were unable to avail ourselves of certain savings provisions set forth in the IRC, all of our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax.

In addition, we are subject to taxation by various state and local jurisdictions, including those in which we transact business or reside. Our non taxable REIT subsidiaries, including our operating partnership, are either partnerships or disregarded entities for federal income tax purposes. Under applicable federal and state income tax rules, the allocated share of net income or loss from disregarded entities (including limited partnerships and S-Corporations) is reportable in the income tax returns of the respective partners and stockholders. Accordingly, no income tax provision is included in the accompanying consolidated financial statements.

We have elected to treat several of our subsidiaries as taxable REIT subsidiaries (TRS) which generally may engage in any business, including the provision of customary or non-customary services for our tenants. A TRS is treated as a regular corporation and is subject to federal income tax and applicable state income and franchise taxes at regular corporate rates. Our TRS subsidiaries did not have significant tax provisions or deferred income tax items for 2012, 2011 or 2010.

Recently Issued Accounting Literature

Changes to GAAP are established by the FASB in the form of ASUs. We consider the applicability and impact of all ASUs.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments of this ASU result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for us was the first quarter of 2012. We adopted ASU 2011-04 during the first quarter of 2012, and it did not have a material effect on our financial position or results of operations, as it only affects disclosure.

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities (Topic 210)*. The amendments in this ASU affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The amendments in this ASU require disclosure of information about the effects of offsetting and related arrangements under Section 210-20-50. ASU 2011-11 will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, which for us means the first quarter of 2013. The ASU will require retrospective disclosures for all comparative periods presented. We do not expect ASU 2011-11 to have a material effect on our financial position or results of operations.

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*. The amendments in this ASU will allow an entity to first assess a number of events and circumstances as qualitative factors to determine whether or not it is necessary to perform a quantitative impairment test. This ASU is effective for fiscal years, and interim periods within those years, beginning after September 15, 2012, which for us means the first quarter of 2013. We do not expect this ASU to have a material impact on our financial position or results of operations.

In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (Topic 210)*. The objective of this Update is to clarify the scope of Accounting Standards Update No. 2011-11, *Disclosures about Offsetting Assets and Liabilities (Topic 210)*. ASU 2013-01 will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, which for us means the first quarter of 2013. The ASU will require retrospective disclosures for all comparative periods presented. We do not expect ASU 2013-01 to have a material effect on our financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220)*: The amendments in this Update supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, which for us means the first quarter of 2013. We do not expect this ASU to have a material impact on our financial position or results of operations.

The FASB did not issue any other ASUs during the year ended December 31, 2012 that we expect to be applicable and have a material impact on our financial position or results of operations.

3. Investment in Real Estate

During the three years presented in our results of operations, we made one consolidated acquisition: Bishop Square, an office project containing approximately 960,000 square feet located in Honolulu, Hawaii for a contract price of $232.0 million, which we acquired in June 2010. Bishop Square is the largest office project in the state of Hawaii, and consists of two Class A office towers, an above-ground parking structure and a one-acre park. The following table (in thousands) summarizes the allocations of estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	2010 Acquisition
Investment in real estate:	
Land	$ 16,273
Buildings and improvements	200,781
Tenant improvements and other in-place lease assets	13,012
Tenant receivables and other assets	19
Accounts payable, accrued expenses and tenant security deposits	(1,015)
Acquired lease intangibles	501
Net acquisition costs	$ 229,571

In addition, the total office portfolio that we manage was increased by two acquisitions made by our Funds: (i) the acquisition of a Class A office building located on Rodeo Drive in Beverly Hills in April 2011 for a contract price of $42.0 million and (ii) the acquisition of a Class A office building located in West Los Angeles in October 2010 for a contract price of $111.0 million.

4. Acquired Lease Intangibles

The following summarizes our acquired lease intangibles related to above/below-market leases (in thousands) as of December 31:

	2012	2011
Above-market tenant leases	$ 34,968	$ 34,968
Accumulated amortization	(32,985)	(31,389)
Below-market ground leases	3,198	3,198
Accumulated amortization	(474)	(398)
Acquired lease intangible assets, net	$ 4,707	$ 6,379
Below-market tenant leases	$ 263,220	$ 263,220
Accumulated accretion	(208,939)	(189,371)
Above-market ground leases	16,200	16,200
Accumulated accretion	(3,446)	(3,248)
Acquired lease intangible liabilities, net	$ 67,035	$ 86,801

Net accretion of above- and below-market in-place tenant lease value was recorded as an increase to rental income totaling $18.0 million for 2012, $20.3 million for 2011 and $26.1 million for 2010. The net accretion of above- and below-market ground lease value has been recorded as a decrease of office rental operating expense totaling $122 thousand for 2012, $122 thousand for 2011 and $123 thousand for 2010.

The following is the estimated net accretion at December 31, 2012 for the next five years (in thousands):

Year	
2013	$ 15,036
2014	12,409
2015	10,233
2016	7,224
2017	2,568
Thereafter	14,858
Total	$ 62,328

5. Other Assets

Other assets consisted of the following (in thousands) at December 31:

	2012	2011
Deferred loan costs, net of accumulated amortization of $8,245 and $8,850 at December 31, 2012 and December 31, 2011, respectively	$ 19,362	$ 21,448
Restricted cash	2,379	2,434
Prepaid expenses	4,049	3,770
Interest receivable	13	334
Other indefinite-lived intangible	1,988	1,988
Deposits in escrow	—	1,575
Other	2,032	2,141
Total other assets	$ 29,823	$ 33,690

We recognized deferred loan cost amortization expense of $4.2 million in 2012, $4.5 million in 2011 and $2.4 million in 2010. Deferred loan cost amortization is included as a component of interest expense in the consolidated statements of operations.

6. Secured Notes Payable

The following summarizes our secured notes payable (in thousands):

Description [1]	Maturity Date	Outstanding Principal Balance as of December 31, 2012	Outstanding Principal Balance as of December 31, 2011	Variable Interest Rate	Effective Annual Fixed Interest Rate [2]	Swap Maturity Date
Term Loans	8/31/2012	$ —	$ 521,956	LIBOR + 0.85%	N/A	--
Term Loan [3]	3/3/2014	16,140	16,140	LIBOR + 1.85%	N/A	--
Fannie Mae Loan [4]	2/1/2015	111,920	111,920	DMBS + 0.707%	N/A	--
Term Loan	4/1/2015	240,000	340,000	LIBOR +1.50%	4.76%	1/2/2013
Fannie Mae Loan	3/1/2016	82,000	82,000	LIBOR + 0.62%	3.92%	1/2/2013
Fannie Mae Loans	6/1/2017	18,000	18,000	LIBOR + 0.62%	3.92%	1/2/2013
Term Loan	10/2/2017	400,000	400,000	LIBOR + 2.00%	4.45%	7/1/2015
Term Loan	4/2/2018	510,000	510,000	LIBOR + 2.00%	4.12%	4/1/2016
Term Loan	8/1/2018	530,000	530,000	LIBOR + 1.70%	3.74%	8/1/2016
Term Loan [5]	8/5/2018	355,000	355,000	N/A	4.14%	--
Term Loan [6]	2/1/2019	155,000	—	N/A	4.00%	--
Term Loan [7]	6/5/2019	285,000	—	N/A	3.85%	--
Term Loan [8]	3/1/2020 [9]	350,000	350,000	N/A	4.46%	--
Fannie Mae Loans	11/2/2020	388,080	388,080	LIBOR + 1.65%	3.65%	11/1/2017
Aggregate loan principal		**3,441,140**	**3,623,096**			
Unamortized Loan Premium [10]		—	1,060			
Total		**$ 3,441,140**	**$ 3,624,156**			
Aggregate amount of effective fixed rate loans		$ 2,168,080	$ 2,268,080		4.07%	
Aggregate amount of fixed rate loans		1,145,000	705,000		4.15%	
Aggregate amount of variable rate loans		128,060	650,016		N/A	
Aggregate loan principal		**3,441,140**	**3,623,096**			
Unamortized Loan Premium [10]		—	1,060			
Total		**$ 3,441,140**	**$ 3,624,156**			

(1) As of December 31, 2012, (i) the weighted average remaining life of our outstanding debt was 5.5 years; (ii) of the $3.31 billion of debt on which the interest rate was fixed under the terms of the loan or a swap, the weighted average remaining life was 5.7 years, the weighted average remaining period during which interest was fixed was 4.1 years and the weighted average annual interest rate was 4.09%; and (iii) including the non-cash amortization of interest rate contracts and prepaid financing, the effective weighted average interest rate was 4.20%. Except as otherwise noted, each loan is secured by a separate collateral pool consisting of one or more properties, requiring monthly payments of interest only with outstanding principal due upon maturity.
(2) Includes the effect of interest rate contracts as of December 31, 2012, and excludes amortization of loan fees, all shown on an actual/360-day basis.
(3) The borrower is a consolidated entity in which our operating partnership owns a two-thirds interest.
(4) The loan has a $75.0 million tranche bearing interest at DMBS + 0.76% and a $36.9 million tranche bearing interest at DMBS + 0.60%.
(5) Interest-only until February 2016, with principal amortization thereafter based upon a 30-year amortization table.
(6) Interest-only until February 2015, with principal amortization thereafter based upon a 30-year amortization table.
(7) Interest only until February 2017, with principal amortization thereafter based upon a 30-year amortization table.
(8) Interest at a fixed interest rate until March 1, 2018 and a floating rate thereafter, with interest-only payments until March 2014 and payments thereafter based upon a 30-year amortization table.
(9) We have 2 one-year extension options, which would extend the maturity to March 1, 2020 from March 1, 2018, subject to meeting certain conditions.
(10) Represents non-cash mark-to-market adjustment on variable rate debt associated with office properties.

The minimum future principal payments due on our secured notes payable at December 31, 2012 were as follows (in thousands):

Twelve months ending December 31:		
2013	$	—
2014		20,381
2015		360,297
2016		96,045
2017		437,968
Thereafter		2,526,449
Total future principal payments	$	3,441,140

7. Interest Payable, Accounts Payable and Accrued Liabilities

Interest payable, accounts payable and accrued liabilities consist of the following (in thousands) as of December 31:

		2012		2011
Accounts payable	$	19,168	$	28,360
Accrued interest payable		10,203		10,781
Deferred revenue		15,800		16,139
Total interest payable, accounts payable and accrued liabilities	$	45,171	$	55,280

8. Interest Rate Contracts

Cash Flow Hedges of Interest Rate Risk

We manage some of our interest rate risk associated with floating-rate borrowings by obtaining interest rate swap and interest rate cap contracts. Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our cash flow hedging strategy to convert our floating-rate debt to a fixed-rate basis, thus reducing the impact of interest-rate changes on future interest expense and cash flows. These agreements involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the life of the agreements without an exchange of the underlying principal amount. In limited instances, we use interest rate caps to limit our exposure to interest rate increases on an underlying floating-rate debt instrument. We may enter into derivative contracts that are intended to hedge certain economic risks, even though hedge accounting does not apply, or for which we elect to not apply hedge accounting. We do not use any other derivative instruments.

As of December 31, 2012, the totals of our existing swaps that qualified as highly effective cash flow hedges were as follows:

Interest Rate Derivative	Number of Instruments	Notional (in thousands)
Interest Rate Swaps	9	$2,168,080
Interest Rate Caps	2	$111,920

Non-designated Hedges

Derivatives not designated as hedges are not speculative. As of December 31, 2012, we had the following outstanding interest rate derivatives that were not designated for accounting purposes as hedging instruments, but were used to hedge our economic exposure to interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional (in thousands)
Purchased Caps	4	$100,000

Credit-risk-related Contingent Features

We have agreements with each of our derivative counterparties that contain a provision under which we could also be declared in default on our derivative obligations if we default on any of our indebtedness, including any default where repayment of the indebtedness has not been accelerated by the lender. There have been no events of default on any of our derivatives.

As of December 31, 2012 and 2011, the fair value of derivatives, aggregated by counterparty, in a net liability position was $107.4 million and $105.5 million, respectively, which includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements.

Accounting for Interest Rate Contracts

Hedge accounting generally provides for the timing of gain or loss recognition on the hedging instrument to match the earnings effect of the hedged forecasted transactions in a cash flow hedge. All other changes in fair value, with the exception of hedge ineffectiveness, are recorded in accumulated other comprehensive income (loss) (AOCI), which is a component of equity outside of earnings. Amounts reported in AOCI related to derivatives designated as accounting hedges will be reclassified to interest expense as interest payments are made on our hedged variable-rate debt. The ineffective portion of changes in the fair value of the derivative is recognized directly in earnings as interest expense. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized directly in earnings as interest expense.

The change in net unrealized gains and losses on cash flow hedges reflects a reclassification from AOCI to interest expense, which increased interest expense by $55.7 million in 2012, $80.9 million in 2011 and $128.5 million in 2010. The cash flow swaps that we terminated in November 2010 had an AOCI balance of $13.9 million at the time they were terminated. Amortization of $3.5 million of this balance was included as part of the reclassification from AOCI to interest expense in 2010, and the remaining $10.4 million was reclassified in 2011. The cash flow swaps that we terminated in December 2011 had an AOCI balance of $10.1 million at the time they were terminated. Amortization of $1.3 million of this balance was included as part of the reclassification from AOCI to interest expense in 2011, and the remaining $8.8 million was reclassified from AOCI to interest expense in 2012. We estimate an additional $35.2 million will be reclassified within 12 months after December 31, 2012 from AOCI to interest expense as an increase to interest expense.

The ineffectiveness attributable to mismatches between certain interest rate contracts and the corresponding items against which they were designated to hedge produced a loss of $59 thousand in 2012, a gain of $50 thousand in 2011 and a gain of $221 thousand in 2010.

Changes in fair value of derivatives not designated as hedges have been recognized in earnings for all periods. The aggregate net asset fair value of these swaps decreased by $42 thousand in 2012, $4.8 million in 2011 and $14.3 million in 2010. These decreases in net asset fair value were recorded as additional interest expense.

The following table represents the effect of derivative instruments on our consolidated statements of operations and comprehensive income (in thousands) for the year ended December 31:

	2012	2011
Derivatives Designated as Cash Flow Hedges:		
Amount of loss recognized in other comprehensive income (OCI) on derivatives (effective portion)	$ (45,253)	$ (117,939)
Amount of loss reclassified from accumulated OCI into earnings under "interest expense" (effective portion) [1]	$ (55,748)	$ (80,928)
Amount of gain (loss) on derivatives recognized in earnings under "interest expense" (ineffective portion and amount excluded from effectiveness testing)	$ (59)	$ 50
Derivatives Not Designated as Cash Flow Hedges:		
Amount of realized and unrealized loss on derivatives recognized in earnings under "interest expense"	$ (42)	$ (371)

(1) 2012 and 2011 include a non-cash expense of $8.8 million and $11.7 million, respectively, related to the amortization of accumulated other comprehensive income balances on previously terminated swaps.

Fair Value Measurement

We record all derivatives on the balance sheet at fair value, using the framework for measuring fair value established by the FASB. The fair value of these hedges is obtained through independent third-party valuation sources that use conventional valuation algorithms. The following table represents the fair values of derivative instruments (in thousands) as of December 31:

	2012	2011
Derivative assets, disclosed as "Interest Rate Contracts":		
Derivatives designated as accounting hedges	$ —	$ 55
Derivatives not designated as accounting hedges	4	644
Total derivative assets	$ 4	$ 699
Derivative liabilities, disclosed as "Interest Rate Contracts":		
Derivatives designated as accounting hedges	$ 100,294	$ 97,774
Derivatives not designated as accounting hedges	—	643
Total derivative liabilities	$ 100,294	$ 98,417

The FASB fair value framework includes a hierarchy that distinguishes between assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market-based inputs. Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable either directly or indirectly for similar assets and liabilities in active markets. Level 3 inputs are unobservable assumptions generated by the reporting entity.

The valuation of our interest rate swaps and caps is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected future cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees. We have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. We did not have any fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2012.

The table below presents the derivative assets and liabilities presented in our financial statements at their estimated fair value on a gross basis as of December 31, 2012 without reflecting any net settlement positions with the same counterparty (in thousands):

	December 31, 2012	
	Assets	**Liabilities**
Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	$ —	$ —
Significant Other Observable Inputs (Level 2)	4	100,294
Significant Unobservable Inputs (Level 3)	—	—
Fair Value of Interest Rate Contracts	$ 4	$ 100,294

9. Equity

We had 141.2 million shares of common stock and 29.7 million operating partnership units and fully-vested LTIP units outstanding as of December 31, 2012. Noncontrolling interests in our operating partnership relate to interests in our operating partnership that are not owned by us. Noncontrolling interests represented approximately 17% of our operating partnership as of December 31, 2012. A unit in our operating partnership and a share of our common stock have essentially the same economic characteristics as they share equally in the total net income or loss distributions of our operating partnership. Investors who own units in our operating partnership have the right to cause our operating partnership to redeem any or all of their units in our operating partnership for cash equal to the then-current market value of one share of common stock, or, at our election, shares of our common stock on a one-for-one basis.

Noncontrolling interests also includes the interest of a minority partner in a joint venture formed to purchase an office building in Honolulu, Hawaii. The joint venture is two-thirds owned by our operating partnership and was consolidated in our financial statements as of December 31, 2012.

During 2010, we did not sell any of our common stock, although approximately 2.5 million operating partnership units were exchanged for shares of common stock. During 2011, approximately 714 thousand units in our operating partnership were converted to shares of our common stock and we sold an additional 6.2 million shares of our common stock in open market transactions under our ATM program for net proceeds of approximately $117.8 million after commissions and other expenses. During 2012, approximately 3.2 million units in our operating partnership were converted to shares of our common stock and we sold an additional 6.9 million shares of our common stock in open market transactions under our ATM program for net proceeds of approximately $128.3 million after commissions and other expenses, which completed that $250.0 million program. During the third quarter of 2012, we instituted a new ATM program permitting sales of up to an additional $300.0 million of stock, none of which has been sold as of December 31, 2012. We did not repurchase any share equivalents during 2010, 2011 or 2012. We may purchase our share equivalents from time to time in private transactions or in the public markets, but have no commitments to do so.

The table below represents the net income attributable to common stockholders and transfers from noncontrolling interests (in thousands) for the year ended December 31:

	2012	2011	2010
Net income (loss) attributable to common stockholders	$ 22,942	$ 1,451	$ (26,423)
Transfers from the noncontrolling interests:			
Increase in common stockholders additional paid-in capital for exchange of operating partnership units	44,876	10,453	37,119
Change from net income (loss) attributable to common stockholders and transfers from noncontrolling interests	$ 67,818	$ 11,904	$ 10,696

During the second quarter of 2011, we increased our quarterly dividend from $0.10 per share to $0.13 per share, so that we paid aggregate dividends of $0.46 per share during 2011. During the first quarter of 2012, we increased our quarterly dividend from $0.13 per share to $0.15 per share, so that we paid aggregate dividends of $0.58 per share during 2012. Earnings and profits, which determine the taxability of distributions to stockholders, may differ from income reported for financial reporting purposes due to the differences for federal income tax purposes in the treatment of loss on extinguishment of debt, revenue recognition, and compensation expense, and in the basis of depreciable assets and estimated useful lives used to compute depreciation. Our common stock dividends are classified for United States federal income tax purposes as follows (unaudited):

Record Date	Paid Date	Dividend Per Share	Ordinary Income	Capital Gain	Return of Capital
12/30/2011	1/13/2012	$0.13	$0.0423	$—	$0.0877
3/30/2012	4/13/2012	0.15	0.0488	—	0.1012
6/29/2012	7/13/2012	0.15	0.0488	—	0.1012
9/28/2012	10/15/2012	0.15	0.0488	—	0.1012
	Total:	**$0.58**	**$0.1887**	**$—**	**$0.3913**

10. Earnings (Loss) Per Share

	Year Ended December 31,		
	2012	2011	2010
Numerator (in thousands):			
Net income (loss) attributable to common stockholders	$ 22,942	$ 1,451	$ (26,423)
Add back: Net income (loss) attributable to noncontrolling interests in our operating partnership	4,965	366	—
Numerator for diluted net income (loss) attributable to all equity holders	$ 27,907	$ 1,817	$ (26,423)
Denominator (in thousands):			
Weighted average shares of common stock outstanding - basic	139,791	126,187	122,715
Effect of dilutive securities(1):			
Operating partnership units and vested LTIP units	30,251	31,840	—
Stock options	2,487	1,412	—
Unvested LTIP units	591	527	—
Weighted average shares of common stock and common stock equivalents outstanding - diluted	173,120	159,966	122,715
Basic earnings (loss) per share:			
Net income (loss) attributable to common stockholders per share	$ 0.16	$ 0.01	$ (0.22)
Diluted earnings (loss) per share:			
Net income (loss) attributable to common stockholders per share	$ 0.16	$ 0.01	$ (0.22)

(1) Diluted shares represent ownership in our company through shares of common stock, units in our operating partnership and other convertible equity instruments. Basic and diluted shares are calculated in accordance with GAAP and include common stock plus dilutive equity instruments, as appropriate. For 2010, all potentially dilutive instruments, including stock options, OP units and LTIP units have been excluded from our computation of weighted average dilutive shares outstanding because they were not dilutive.

11. Stock-Based Compensation

2006 Omnibus Stock Incentive Plan

The Douglas Emmett, Inc. 2006 Omnibus Stock Incentive Plan, as amended, our stock incentive plan, permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, dividend equivalent rights and other stock-based awards. We had an aggregate of 20.2 million shares available for grant as of December 31, 2012, although "full value" awards (such as deferred stock awards, restricted stock awards and LTIP unit awards) are counted against our stock incentive plan overall limits as two shares (rather than one), while options and Stock Appreciation Rights are counted as one share (0.9 shares for options or Stock Appreciation Rights with terms of five years or less). The number of shares reserved under our stock incentive plan is also subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under our stock incentive plan also will be available for future awards.

Our stock incentive plan is administered by the compensation committee of our board of directors. The compensation committee may interpret our stock incentive plan and may make all determinations necessary or desirable for the administration of our plan. The committee has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of our stock incentive plan. All full-time and part-time officers, employees, directors and other key persons (including consultants and prospective employees) are eligible to participate in our stock incentive plan.

Other stock-based awards under our stock incentive plan include awards that are valued in whole or in part by reference to shares of our common stock, including convertible preferred stock, convertible debentures and other convertible or exchangeable securities, partnership interests in a subsidiary or our operating partnership, awards valued by reference to book value, fair value or performance of a subsidiary and any class of profits interest or limited liability company membership interest. We have made certain awards in the form of a separate series of units of limited partnership interests in our operating partnership called long term incentive plan units ("LTIP Units"), which can be granted either as free-standing awards or in tandem with other awards under our stock incentive plan. Our LTIP Units were valued by reference to the value of our common stock at the time of grant, and are subject to such conditions and restrictions as the compensation committee may determine, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives.

We have granted equity compensation as a part of the annual incentive compensation to our key employees each year, some of which is fully vested at grant and the remainder of which vests in three equal annual grants over the three years following the grant. We accrue compensation expense during each year for the portion of the annual bonuses which we expect to pay out in the form of immediately vested equity grants. The grants with respect to years prior to 2012 were actually awarded shortly after the end of the year with respect to which the award was being paid; commencing with 2012 we determined to make the grant just before the end of the year with respect to which the award is being paid. Compensation expense for LTIP Units which are not vested at grant is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. Compensation expense for options which are not vested at grant is recognized on a straight-line basis over the requisite service period for the entire award. Certain amounts of equity compensation expense are capitalized for employees who provide leasing and construction services.

We granted LTIP Units to key employees totaling approximately 1.2 million in 2012, 623 thousand in 2011 and 1.1 million in 2010. During 2010, we also granted options to purchase approximately 1.2 million shares of our common stock to key employees.

Each year, we grant LTIP Units to our non-employee directors which vest ratably over the year of grant in lieu of cash retainers; these awards totaled approximately 46 thousand in 2012, 23 thousand in 2011 and 20 thousand in 2010. Every three years, we also make long-term grants of LTIP Units to our non-employee directors vesting over the next three years. We made aggregate grants to our directors of approximately 54 thousand units at the end of 2012 and 50 thousand LTIP Units at the end of 2010. When a new director joins our board, we make pro rata grants vesting over the remainder of the three years; those grants totaled 1 thousand LTIP Units in 2012 and 7 thousand units in 2011.

Total net equity compensation expense during 2012, 2011 and 2010 for equity grants was $10.6 million, $8.0 million, and $10.1 million, respectively. These amounts do not include (i) capitalized equity compensation totaling $561 thousand, $578 thousand, and $667 thousand during 2012, 2011 and 2010, respectively, and (ii) equity grants fully vested at the time of grant issued during 2012, 2011 and 2010 totaling $3.0 million, $2.8 million, and $3.6 million, respectively, to satisfy a portion of the annual bonuses that were accrued during the prior year.

We calculated the fair value of the stock options granted in 2010 using the Black-Scholes option-pricing model using the following assumptions for the year ended December 31:

	2010
Dividend yield	5.7%
Expected volatility	38.0%
Expected life	60 months
Risk–free interest rate	2.5%

We calculated the fair value of the LTIP Units granted using the market value of our common stock on the date of grant and a discount estimated by a third-party consultant for post-vesting restrictions. The total grant date fair value of LTIP Units which vested in 2012, 2011 and 2010 was $13.5 million, $8.1 million and $10.3 million, respectively. Total unrecognized compensation cost related to nonvested option and LTIP Unit awards was $10.1 million at December 31, 2012. This expense will be recognized over a weighted-average term of 21 months. The following is a summary of certain information with respect to outstanding stock options and LTIP Units granted under our stock incentive plan:

Stock Options:	**Number of Stock Options (thousands)**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contract Life (months)**	**Total Intrinsic Value (thousands)**
Outstanding at December 31, 2009	11,293	$ 18.44	93	$ 9,159
Granted	1,247	15.05		
Outstanding at December 31, 2010	12,540	18.10	84	18,698
Granted	—			
Outstanding at December 31, 2011	12,540	18.10	72	26,051
Granted	—			
Outstanding at December 31, 2012	12,540	18.10	59	65,177
Exercisable at December 31, 2012	12,540	18.10	59	$ 65,177

Unvested LTIP Units:	**Number of Units (thousands)**	**Weighted Average Grant Date Fair Value**
Outstanding at December 31, 2009	243	$ 15.26
Granted	1,189	11.83
Vested	(805)	12.75
Outstanding at December 31, 2010	627	11.99
Granted	653	12.62
Vested	(676)	12.01
Forfeited	(1)	14.92
Outstanding at December 31, 2011	603	12.64
Granted	1,255	15.26
Vested	(965)	13.76
Forfeited	(2)	17.43
Outstanding at December 31, 2012	891	15.12

12. Fair Value of Financial Instruments

Our estimates of the fair value of financial instruments at December 31, 2012 and 2011 were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The carrying amounts for cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and other liabilities approximate fair value because of the short-term nature of these instruments. We calculate the fair value of our secured notes payable based on currently available market rates, assuming the loans are outstanding through maturity and considering the collateral. At December 31, 2012, the aggregate fair value of our secured notes payable was estimated to be approximately $3.51 billion, based on a credit-adjusted present value of the principal and interest payments that are at floating rates, compared to a carrying value of $3.44 billion. As of December 31, 2011, the estimated fair value of our secured loans was approximately $3.67 billion compared to a carrying value of $3.62 billion. We have determined that our secured notes payable in their entirety are classified in Level 2 of the fair value hierarchy.

Currently, we use interest rate swaps and caps to manage interest rate risk resulting from variable interest payments on our floating rate debt. These financial instruments are carried on our balance sheet at fair value based on the assumptions that market participants would use in pricing the asset or liability. See Note 8.

13. Future Minimum Lease Receipts

We lease space to tenants primarily under noncancelable operating leases that generally contain provisions for a base rent plus reimbursement for certain operating expenses. Operating expense reimbursements are reflected in our consolidated statements of operations as tenant recoveries.

We lease space to certain tenants under noncancelable leases that provide for percentage rents based upon tenant revenues. Percentage rental income totaled $658 thousand for 2012, $591 thousand for 2011 and $603 thousand for 2010.

Future minimum base rentals on our non-cancelable office and ground operating leases at December 31, 2012 were as follows (in thousands):

Twelve months ending December 31:	
2013	$ 355,853
2014	307,830
2015	256,740
2016	209,535
2017	164,386
Thereafter	420,676
Total future minimum base rentals	$ 1,715,020

The future minimum lease payments in the table above (i) exclude residential leases, which typically have a term of one year or less, as well as tenant reimbursements, amortization of deferred rent receivables and above/below-market lease intangibles, and (ii) assume that the termination options in some leases, which generally require payment of a termination fee, are not exercised.

14. Future Minimum Lease Payments

As of December 31, 2012, we leased portions of the land underlying two of our office properties. We have an ordinary purchase option on one of these two leases, which we may exercise at any time prior to May 31, 2014 for a purchase price of $27.5 million. We have the ability and intent to exercise this option, and therefore the future minimum rent payments are excluded from the table below. We expensed ground lease payments totaling $2.2 million for 2012, $2.2 million for 2011 and $2.2 million for 2010.

The following is a schedule of our minimum ground lease payments (in thousands) as of December 31, 2012:

Twelve months ending December 31:	
2013	$ 733
2014	733
2015	733
2016	733
2017	733
Thereafter	50,576
Total future minimum lease payments	$ 54,241

15. Commitments and Contingencies

We are subject to various legal proceedings and claims that arise in the ordinary course of business. Excluding ordinary, routine litigation incidental to our business, we are not currently a party to any legal proceedings that we believe would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

Concentration of Credit Risk

Our properties are located in Los Angeles County, California and Honolulu, Hawaii. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory and social factors affecting the markets in which the tenants operate. We perform ongoing credit evaluations of our tenants for potential credit losses. In addition, we have financial instruments that subject us to credit risk, which consist primarily of accounts receivable, deferred rents receivable and interest rate contracts. We maintain our cash and cash equivalents at high quality financial institutions with investment grade ratings. Accounts at each U.S. banking institution are insured by the Federal Deposit Insurance Corporation up to $250 thousand. We have not experienced any losses to date on our deposited cash.

Asset Retirement Obligations

Conditional asset retirement obligations represent a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within our control. A liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments and investigations have identified 20 properties in our consolidated portfolio containing asbestos, which would have to be removed in compliance with applicable environmental regulations if these properties undergo major renovations or are demolished. As of December 31, 2012, the obligations to remove the asbestos from these properties have indeterminable settlement dates, and we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligation.

Investment in Unconsolidated Real Estate Fund

The Investment Period for the Funds ended on October 7, 2012. As of December 31, 2012, we had a remaining undrawn capital commitment of $27.4 million which may only be drawn for specific purposes.

Tenant Concentrations

In 2012, 2011 and 2010, no tenant paid more than 10% of our total rental revenue and tenant reimbursements.

16. Segment Reporting

Segment information is prepared on the same basis that our management reviews information for operational decision-making purposes. We operate in two business segments: (i) the acquisition, development, ownership and management of office real estate and (ii) the acquisition, development, ownership and management of multifamily real estate. The products for our office segment primarily include rental of office space and other tenant services, including parking and storage space rental. The products for our multifamily segment include rental of apartments and other tenant services, including parking and storage space rental.

Asset information by segment is not reported because we do not use this measure to assess performance and make decisions to allocate resources. Therefore, depreciation and amortization expense is not allocated among segments. Interest and other income, management services, general and administrative expenses, interest expense, depreciation and amortization expense and net derivative gains and losses are not included in segment profit as our internal reporting addresses these items on a corporate level.

Segment profit is not a measure of operating income or cash flows from operating activities as measured by GAAP and it is not indicative of cash available to fund cash needs, therefore it should not be considered an alternative to cash flows as a measure of liquidity. Not all companies may calculate segment profit in the same manner. We consider segment profit to be an appropriate supplemental measure to net income because it assists both investors and management in understanding the core operations of our properties.

The following table (in thousands) represents operating activity within our reportable segments:

	Year Ended December 31,		
	2012	2011	2010
Office Segment			
Rental revenue	$ 505,276	$ 505,077	$ 502,700
Rental expense	(170,725)	(168,869)	(159,155)
Segment profit	334,551	336,208	343,545
Multifamily Segment			
Rental revenue	73,723	70,260	68,144
Rental expense	(19,672)	(19,012)	(18,327)
Segment profit	54,051	51,248	49,817
Total segments' profit	$ 388,602	$ 387,456	$ 393,362

The following table (in thousands) is a reconciliation of segment profit to net income (loss) attributable to common stockholders:

	Year Ended December 31,		
	2012	2011	2010
Total segments' profit	$ 388,602	$ 387,456	$ 393,362
General and administrative expenses	(27,943)	(29,286)	(28,305)
Depreciation and amortization	(184,849)	(205,696)	(225,030)
Other income	938	1,106	1,191
Loss, including depreciation, from unconsolidated real estate fund	(1,710)	(2,867)	(6,971)
Interest expense	(146,693)	(148,455)	(166,907)
Acquisition-related expenses	—	—	(296)
Net income (loss)	28,345	2,258	(32,956)
Less: Net (income) loss attributable to noncontrolling interests	(5,403)	(807)	6,533
Net income (loss) attributable to common stockholders	$ 22,942	$ 1,451	$ (26,423)

17. Quarterly Financial Information (unaudited)

The tables below reflect selected quarterly information for 2012 and 2011 (in thousands, except per share amounts):

	Three Months Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Total revenue	$ 143,388	$ 146,468	$ 145,993	$ 143,150
Net income before noncontrolling interests	6,702	8,075	6,228	7,340
Net income attributable to common stockholders	5,386	6,527	5,055	5,974
Net income per common share - basic	$ 0.04	$ 0.05	$ 0.04	$ 0.04
Net income per common share - diluted	$ 0.04	$ 0.05	$ 0.04	$ 0.04
Weighted average shares of common stock outstanding - basic	138,399	139,651	140,301	140,795
Weighted average shares of common stock outstanding - diluted	171,816	173,193	173,825	173,660

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total revenue	$ 142,591	$ 145,408	$ 144,059	$ 143,279
Net income (loss) before noncontrolling interests	(345)	(6,209)	4,404	4,408
Net income (loss) attributable to common stockholders	(349)	(5,016)	3,397	3,419
Net income (loss) per common share - basic	$ (0.00)	$ (0.04)	$ 0.03	$ 0.03
Net income (loss) per common share - diluted	$ (0.00)	$ (0.04)	$ 0.03	$ 0.03
Weighted average shares of common stock outstanding - basic	124,210	124,610	127,462	128,407
Weighted average shares of common stock outstanding - diluted	124,210	124,610	161,186	161,924

18. Investments in Unconsolidated Real Estate Funds

We manage and own an equity interest in two Funds through which institutional investors provide capital commitments for acquisition of properties. For information regarding Douglas Emmett Fund X, LLC, please see the financial statements in our 2012 Annual Report on Form 10-K, beginning on page F-32, filed with the SEC on February 27, 2013. The table below reflects selected financial information for Douglas Emmett Partnership X, LP. The amounts represent 100% (not our pro-rata share) of amounts related to this Fund, and are based upon historical acquired book value (in thousands).

	Year Ended December 31,	
	2012	2011
Total revenues	$ 13,614	$ 12,151
Total operating expenses	11,735	10,470
Net loss	(1,433)	(1,673)

	December 31, 2012	December 31, 2011
Total assets	$ 153,207	$ 157,727
Total liabilities	56,462	58,182
Total equity	96,745	99,545

19. Subsequent Events

Subsequent to year end, we purchased an additional 3.3% interest in Douglas Emmett Fund X, LLC and an additional 0.9% interest in Douglas Emmett Partnership X, LP, for an aggregate of approximately $8.0 million in cash and the assumption of approximately $1.4 million in undrawn commitments.

OUR SENIOR MANAGEMENT

Dan A. Emmett
Executive Chairman

Jordan L. Kaplan
President & Chief Executive Officer

Kenneth M. Panzer
Chief Operating Officer

William Kamer
Chief Investment Officer

Theodore E. Guth
Chief Financial Officer

CORPORATE HEADQUARTERS

808 Wilshire Boulevard
2nd Floor
Santa Monica, CA 90401
310.255.7700

INVESTOR INFORMATION

For additional information, please contact:

Stuart McElhinney
Vice President – Investor Relations
smcelhinney@douglasemmett.com
310.255.7751

Our SEC Filings, including
our latest 10-K and proxy statement, are
available on our website at

www.douglasemmett.com

OUR BOARD OF DIRECTORS

Dan A. Emmett
Chairman of the Board

Jordan L. Kaplan
President & Chief Executive Officer

Kenneth M. Panzer
Chief Operating Officer

Christopher H. Anderson
Real Estate Executive and Investor

Leslie E. Bider
Chief Executive Officer - PinnacleCare

Dr. David T. Feinberg
Chief Executive Officer UCLA Hospital System, Associate Vice Chancellor – UCLA Heath Sciences

Thomas E. O'Hern
Senior Executive Vice President, Chief Financial Officer & Treasurer – Macerich Company

Dr. Andrea L. Rich
Former President and Chief Executive Officer – Los Angeles County Museum of Art (LACMA), Former Executive Vice Chancellor and Chief Operating Officer - UCLA

William E. Simon, Jr.
Co-chairman, William E. Simon & Sons, LLC

STOCK EXCHANGE

The New York Stock Exchange – NYSE
Ticker Symbol – DEI

LEGAL COUNSEL

Manatt I Phelps I Phillips LLP
Los Angeles, CA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Los Angeles, CA

SHAREHOLDER ACCOUNT ASSISTANCE

Shareholder records are maintained by Douglas Emmett's Transfer Agent:

Computershare Investor Services, LLC
312.588.4990

ANNUAL MEETING

Sheraton Delfina
530 Pico Boulevard
Santa Monica, CA 90405
June 4, 2013 9:00 a.m. (PDT)



At Douglas Emmett concern for the environment is ingrained in our corporate culture. We are committed to implementing and maintaining financially responsible sustainability programs in our properties. Through the years we have proactively introduced conservation and sustainability measures across our portfolio that have significantly reduced our energy consumption, increased our operational efficiencies and reduced our carbon footprint. We engage our service providers, suppliers, and tenants to join our mission and work with them to pursue opportunities where cost savings and social responsibility merge.

At Douglas Emmett we know that sustainability is a yard stick for both social responsibility and fiscal management. Simply put, thoughtful implementation of sustainable initiatives is good business.

Douglas Emmett

Map of Office and Residential Properties



Warner Center/Woodland Hills
Tarzana
Encino/Sherman Oaks
Burbank
SANTA MONICA MOUNTAINS
Hollywood Knolls
Beverly Hills
Los Angeles
Westwood
Century City
Malibu
Brentwood
Santa Monica
Olympic Corridor
DOWNTOWN
Santa Monica Bay
N
PACIFIC OCEAN
Marina del Rey
405
101
5
134
210
10
110

Los Angeles Submarkets

- Warner Center/Woodland Hills
- Santa Monica
- Beverly Hills
- Westwood
- Burbank
- Century City
- Brentwood
- Encino/Sherman Oaks
- Olympic Corridor



H2
Pearl City
H1
Honolulu
MAMALA BAY
N

Honolulu Submarket



DEI
LISTED
NYSE

www.douglasemmett.com